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Exhibit 99.2

PETRO-CANADA

Opportunities Tomorrow. Performance Today.

PETRO-CANADA

Notice of Annual Meeting
April 29, 2008
Management Proxy Circular

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ. For more information, please visit http://www.petro-canada.ca.

Table of Contents

Notice of Annual Meeting of Shareholders of Petro-Canada	1
Invitation to Shareholders of Petro-Canada	2
Legal Notice – Forward-Looking Information	3
Management Proxy Circular	5
Questions and Answers on Voting	5
Business of the Meeting	9
Nominees for Election to the Board of Directors	10
Compensation of the Board of Directors	17
Report on Executive Compensation	20
Management Resources and Compensation Committee	20
Stock Performance Graph	34
Summary Compensation Table	35
Equity Compensation Plans	36
Grants of Stock Options and SARs	37
Stock Options and SARs Exercised	38
Pension Plans	38
Contracts Relating to Termination of Employment	41
Indebtedness of Directors and Executive and Senior Officers	41
Directors and Officers Insurance Program	42
Returning Cash to Shareholders	42
Corporate Governance Summary	42
Governance Committee Responsibilities	42
2007 Governance Initiatives	43
Corporate Governance Practices	43
Board Composition and Independence	43
Board Roles and Responsibilities	44
Board Committees	44
Position Descriptions	45
Board Compensation	46
Director Orientation and Continuing Education	46
Director Retirement	47
Performance Evaluation	47
Ethical Business Conduct	47
Other Business	48
Submission Date for 2009 Shareholder Proposals	48
Annual Disclosure Documents	48
Board of Directors Approval	48
Appendix A: Board of Directors Mandate	49

Cover Design: Bhandari & Plater Inc.; Inside: Platinum Creative Solutions Inc.; Photographer: James Labounty; Cover photos (employees and their business units from left to right): Laura Mihalcea, Downstream; Andrew Couch, North American Natural Gas; Michelle Aguilar Ismail, Downstream; Jim Farley, Oil Sands; Bram Laarman, North American Natural Gas.

Notice of Annual Meeting of Shareholders of Petro-Canada

The Board of Directors of Petro-Canada (the Company) advises our shareholders of the upcoming Annual Meeting:

Tuesday, April 29, 2008 11:00 a.m. (MDT)
Macleod D of the Telus Convention Centre
120 – 9 Avenue S.E., Calgary, Alberta

At the Annual Meeting you will:

•
receive the Consolidated Financial Statements of the Company for the year ended December 31, 2007, and the auditors' report on those statements

•
elect the Board of Directors of the Company for a term ending at the close of the next Annual Meeting

•
appoint auditors of the Company until the close of the next Annual Meeting

•
transact other business properly brought before the Annual Meeting

The Management Proxy Circular provides detailed information on the business of the Annual Meeting and forms part of this Notice.

If you were registered as a shareholder at the close of business on March 3, 2008, you are entitled to vote at the Annual Meeting.

Shareholders who cannot attend the Annual Meeting in person, or are attending but prefer the convenience of voting in advance, may vote by Proxy Form. Your deadline for getting the completed Proxy Form to our transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), is 11:00 a.m. (MDT) on Friday, April 25, 2008. If the Annual Meeting is adjourned, the deadline is at least 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned Annual Meeting.

Send your completed Proxy Form to:

CIBC Mellon Trust Company
600 The Dome Tower
333 – 7 Avenue S.W.,
Calgary, Alberta T2P 2Z1

Hugh L. Hooker
Corporate Secretary
Calgary, Alberta
March 7, 2008

Management Proxy Circular  PETRO-CANADA        1

Invitation to Shareholders of Petro-Canada

Dear Shareholder:

Your invitation

Petro-Canada's Board of Directors, management team and employees invite you to come to our Annual Meeting of Shareholders. It will be held at 11:00 a.m. on Tuesday, April 29, 2008 at the Telus Convention Centre in Calgary. Both the Notice of Meeting and this Management Proxy Circular (the Circular) describe the business to be conducted at the Annual Meeting.

Come and ask questions and meet us

After the formal part of the Annual Meeting, Ron Brenneman, President and Chief Executive Officer of Petro-Canada, will describe the past year's Company highlights. You will also have an opportunity to ask questions and meet the Board of Directors and management team.

Exercise your right to vote

As a shareholder, you may choose to vote either in person or by proxy. No matter which method you choose, we appreciate your participation in the Annual Meeting process. The Annual Meeting is an important forum for our shareholders, and we encourage you to use your voting power.

If you cannot attend

We have arranged other options for you to learn about the Annual Meeting if you cannot attend. We will:

•
provide live audio coverage of the Annual Meeting at www.petro-canada.ca

•
make available online a video recording of the Annual Meeting after its conclusion

We look forward to seeing you at the Annual Meeting.

Sincerely,

Brian F. MacNeill Chairman of the Board	Ron A. Brenneman President and Chief Executive Officer

2        PETRO-CANADA  Management Proxy Circular

Legal Notice – Forward-Looking Information

This Circular contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget " or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:

•
business strategies and goals

•
future investment decisions

•
outlook (including operational updates and strategic milestones)

•
future capital, exploration and other expenditures

•
future cash flows

•
future resource purchases and sales

•
construction and repair activities

•
turnarounds at refineries and other facilities

•
anticipated refining margins

•
future oil and natural gas production levels and the sources of their growth

•
project development, and expansion schedules and results

•
future exploration activities and results, and dates by which certain areas may be developed or come on-stream
  •
  retail throughputs

  •
  pre-production and operating costs

  •
  reserves and resources estimates

  •
  royalties and taxes payable

  •
  production life-of-field estimates

  •
  natural gas export capacity

  •
  future financing and capital activities (including purchases of Petro-Canada common shares under the Company's normal course issuer bid (NCIB) program)

  •
  contingent liabilities (including potential exposure to losses related to retail licensee agreements)

  •
  environmental matters

  •
  future regulatory approvals

  •
  expected rates of return

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

•
industry capacity

•
imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves

•
the effects of weather and climate conditions

•
the results of exploration and development drilling, and related activities

•
the ability of suppliers to meet commitments

•
decisions or approvals from administrative tribunals

•
risks associated with domestic and international oil and natural gas operations

•
general economic, market and business conditions

  •
  competitive action by other companies

  •
  fluctuations in oil and natural gas prices

  •
  refining and marketing margins

  •
  the ability to produce and transport crude oil and natural gas to markets

  •
  fluctuations in interest rates and foreign currency exchange rates

  •
  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)

  •
  changes in environmental and other regulations

  •
  international political events

  •
  nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the Securities and Exchange Commission (SEC).

Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this Circular is made as of March 7, 2008 and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this Circular.

Management Proxy Circular  PETRO-CANADA        3

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider Petro-Canada's reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards where noted in this Circular. This exemption allows comparisons with United States (U.S.) and other international issuers.

As a result, Petro-Canada formally discloses its proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible,""resources" and "life-of-field production" in this Circular does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and natural gas companies must prove they are economically and legally producible under existing economic and operating conditions. Note that when the term barrels of oil equivalent (boe) is used in this Circular, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf) to one barrel (bbl) is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

The table below describes the industry definitions that Petro-Canada currently uses:

Definitions Petro-Canada uses	Reference

Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)	SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No. 69) SEC Guide 7 for Oilsands Mining
Unproved reserves, probable and possible reserves
Canadian Securities Administrators: Canadian Oil and Gas Evaluation Handbook (COGEH), Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (SPEE) and the Canadian Institute of Mining Metallurgy and Petroleum (CIM)
Contingent and Prospective Resources
Petroleum Resources Management System: Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)
Canadian Securities Administrators: COGEH Vol. 1 Section 5

Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C, 3C for Contingent Resources, and low, best and high estimates for Prospective Resources, Petro-Canada will only refer to the 2C for Contingent Resources and the risked (an assessment of the probability of discovering the resources) best estimate for Prospective Resources, when referencing resources in this Circular. Canadian Oil Sands represents approximately 71% of Petro-Canada's total for Contingent and Prospective Resources. The balance of Petro-Canada's resources is spread out across the business, most notably in the North American frontier and International areas. Also, when Petro-Canada references resources for the Company, Contingent Resources are approximately 53% and risked Prospective Resources are approximately 47% of the Company's total resources.

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

For movement of resources to reserves categories, all projects must have an economic depletion plan and may require:

•
additional delineation drilling and/or new technology for oil sands mining, in situ and conventional Contingent and risked Prospective Resources, prior to project sanction and regulatory approvals; and

•
exploration success with respect to conventional risked Prospective Resources, prior to project sanction and regulatory approvals.

Reserves and resource information contained in this Circular is as at December 31, 2007.

4        PETRO-CANADA  Management Proxy Circular

Management Proxy Circular

All information in this Circular is as of March 7, 2008, unless otherwise indicated.

Petro-Canada provides this Circular in connection with its solicitation of voting proxies for the Annual Meeting.

QUESTIONS AND ANSWERS ON VOTING

Your vote is very important to Petro-Canada. We encourage you to exercise your right to vote by proxy if:

(i)
you cannot attend the Annual Meeting, or

(ii)
you plan to attend but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your common shares. Unless otherwise noted, all answers relate to both registered and beneficial shareholders.

Am I entitled to vote?

You are entitled to vote if you were a holder of common shares of Petro-Canada as of the close of business on March 3, 2008. Each common share entitles its holder to one vote.

Am I a registered shareholder?

You are a registered shareholder if you hold any common shares of Petro-Canada in your own name. Your common shares are represented by a share certificate.

You can inspect the Company's list of registered shareholders on request after March 13, 2008, between 8:00 a.m. and 4:00 p.m., at the Company's registered office at 150 – 6 Avenue S.W., Calgary, Alberta. This list will also be available at the Annual Meeting.

Am I a beneficial shareholder? (also commonly referred to as a non-registered shareholder)

You are a beneficial shareholder if your common shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your common shares are not represented by a share certificate but are recorded on an electronic system.

How do I vote?

The two ways you can vote your shares if you are a registered shareholder are:

1)
by voting in person at the Annual Meeting, or

2)
by signing and returning the enclosed Proxy Form appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Annual Meeting.

If you are a beneficial shareholder, you will have received voting instructions from your nominee.

Should you hold some common shares as a registered shareholder and others as a beneficial shareholder, you will have to use both voting methods described above.

Management Proxy Circular  PETRO-CANADA        5

If I am a beneficial shareholder, can I vote in person at the Annual Meeting?

Yes. To vote in person at the Annual Meeting, print your own name in the space provided on the Voting Instruction Form and return it by following the instructions included. Your vote will be taken at the Annual Meeting. Please register with the Company's transfer agent, CIBC Mellon, when you arrive at the Annual Meeting. Petro-Canada has no access to the names of its beneficial shareholders; if you attend the Annual Meeting without following this procedure, we will have no record of your shareholding or entitlement to vote.

What am I voting on?

You are voting:

•
to elect nominees to the Board of Directors of the Company until the close of the next Annual Meeting, or until their successors are duly elected or appointed; and

•
to appoint auditors of the Company until the close of the next Annual Meeting.

What if amendments are made to these matters or if other business matters are brought before the Annual Meeting?

If you attend the Annual Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a Proxy Form, the persons named in the Proxy Form will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of the Annual Meeting, and on other matters that may properly come before the Annual Meeting. As of the date of this Circular, the management of the Company is not aware of any amendments, variations or additional matters to come before the Annual Meeting. If any additional matters properly come before the Annual Meeting, the persons named in the Proxy Form will vote on them following their best judgment.

Who is soliciting my proxy?

The management of Petro-Canada is soliciting your proxy.

We solicit proxies primarily by mail. The Company's employees or agents might also use telephone or other forms of contact, at nominal cost. The Company bears all costs of solicitation.

Who votes my shares and how will they be voted if I return a Proxy Form?

By properly completing and returning a Proxy Form, you are authorizing the persons named in the Proxy Form to attend the Annual Meeting and to vote your shares. You can use the enclosed Proxy Form, or any other proper Proxy Form, to appoint your proxyholder.

The shares represented by your proxy must be voted as you instruct in the Proxy Form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your shares as they see fit.

NOTE:  Unless you provide contrary instructions, shares represented by proxies that management receives will be voted:
            •  FOR the election as Directors of those nominees set out in this Management Proxy Circular; and
            •  FOR the appointment of Deloitte & Touche LLP as the auditors of the Company.

6        PETRO-CANADA  Management Proxy Circular

Can I appoint someone other than those named in the enclosed Proxy Form to vote my shares?

Yes, you have the right to appoint another person of your choice. They do not need to be a shareholder to attend and act on your behalf at the Annual Meeting. To appoint someone who is not named in the enclosed Proxy Form, strike out those printed names appearing on it and print in the space provided the name of the person you choose.

NOTE:  It is important for you to ensure that any other person you appoint will attend the Annual Meeting and know of your appointment of them. On arriving at the Annual Meeting, proxyholders must present themselves to a representative of CIBC Mellon.

What if my shares are registered in more than one name or in the name of a company?

If the shares are registered in more than one name, all registered persons must sign the Proxy Form. If the shares are registered in a company's name or any name other than your own, you must provide documents proving your authorization to sign the Proxy Form for that company or name. For any questions about the proper supporting documents, contact CIBC Mellon before submitting your Proxy Form.

Can I revoke a proxy or voting instruction?

Yes. If you are a registered shareholder and have returned a Proxy Form, you may revoke it by:

1)
completing and signing another Proxy Form with a later date and delivering it to CIBC Mellon before:

(a)
11:00 a.m. on April 25, 2008; or

(b)
if the Annual Meeting is adjourned, up to the close of business on the business day before the day the meeting is adjourned to; or

2)
delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

(a)
the Corporate Secretary of Petro-Canada at 150 – 6 Avenue S.W., Calgary, Alberta T2P 3E3 before:

(i)
11:00 a.m. (MDT) on April 25, 2008; or

(ii)
if the Annual Meeting is adjourned, up to the close of business on the last business day before the day the meeting is adjourned to; or

(b)
the Chairman of the Annual Meeting:

(i)
before the Annual Meeting begins; or

(ii)
if the meeting is adjourned, before the adjourned Annual Meeting begins.

If you are a beneficial shareholder, contact your nominee.

Is my vote confidential?

Yes. Petro-Canada's transfer agent, CIBC Mellon, receives, counts and tabulates proxies. CIBC Mellon does not tell Petro-Canada how any particular shareholder voted.

Management Proxy Circular  PETRO-CANADA        7

Are there any voting or ownership restrictions?

Yes. Under the Petro-Canada Public Participation Act, the Company's Articles must include certain restrictions on the ownership of Company shares. Below are details of the current ownership restrictions:

    No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, other than by way of security only, in the aggregate, voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect Directors of the Company.

How many shares are entitled to vote?

As of the date of this Management Proxy Circular, there were 483,637,500 Petro-Canada common shares outstanding. Each shareholder has one vote for each common share of Petro-Canada held as of the close of business on March 3, 2008.

The Board of Directors and the officers of Petro-Canada know of no person who beneficially owns or exercises control or direction over shares carrying 10% or more of the voting rights for any class of the Company's voting shares.

What if ownership of Petro-Canada shares has been transferred after March 3, 2008?

The new owner must produce properly endorsed share certificates or other proof of ownership to vote the shares at the Annual Meeting. The new owner must also ask Petro-Canada to include their name on the list of shareholders. Please provide proof of share ownership to the Corporate Secretary of Petro-Canada at 150 – 6 Avenue S.W., Calgary, Alberta T2P 3E3 by 11:00 a.m. (MDT) on April 25, 2008.

What if I have other questions?

If you have any questions regarding the Annual Meeting, please contact:

Transfer Agent:	CIBC Mellon Trust Company 1-800-387-0825 416-643-5500 (outside North America) www.cibcmellon.com
the Company:	Petro-Canada Hugh L. Hooker, Corporate Secretary 403-296-7778 hhooker@petro-canada.ca

8        PETRO-CANADA  Management Proxy Circular

Business of the Meeting

1.
Consolidated Financial Statements

  The Consolidated Financial Statements for the year ended December 31, 2007 are included in the Annual Report, which is available to all shareholders upon request or on the Company's website at www.petro-canada.ca.

2.
Election of the Board of Directors

  The following persons are the nominees proposed by the Corporate Governance and Nominating Committee and approved by the Board of Directors for election as Directors. If elected, the nominees will hold office until the close of the next Annual Meeting, or until their successors are duly elected or appointed:

Ron A. Brenneman Gail Cook-Bennett Claude Fontaine Paul Haseldonckx Thomas E. Kierans Brian F. MacNeill	Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson Daniel L. Valot

  You will find the nominees' biographies starting on page 10 of this Circular under the heading Nominees for Election to the Board of Directors.

3.
Appointment of Auditors

  The Board of Directors proposes that Deloitte & Touche LLP be appointed as Petro-Canada's auditors until the close of the next Annual Meeting.

  Deloitte & Touche LLP has served continuously as auditors of the Company since June 7, 2002. The fees paid to the auditors during the years ended December 31, 2007 and 2006 were as follows:

	2007	2006

Audit fees	5,548,000	4,024,750
Audit related fees for pension plan and attest services	705,000	196,180

TOTAL	6,253,000	$4,220,930

  The Audit, Finance and Risk Committee pre-approves all services that the auditors provide. These services comply with professional standards and securities regulations governing auditor independence. The Board of Directors limits the auditors from providing services not related to the audit.

Management Proxy Circular  PETRO-CANADA        9

Nominees for Election to the Board of Directors

Shareholders will be voting to elect 11 Directors of the Company at the Annual Meeting. Petro-Canada's Articles require the Board to have between nine and 13 Directors. Resolutions of the Board of Directors set the number of Directors of the Company from time to time (including the nominees for election as Directors at the Annual Meeting). The Board has passed a resolution proposing 11 nominees for election to the Board. Between Annual Meetings, the Board of Directors may appoint additional Directors, as the Corporate Governance and Nominating Committee recommends. Appointed Directors may hold office until the close of the next Annual Meeting. The number of appointed Directors may not exceed one-third of the number of Directors elected at the previous Annual Meeting.

Below are the names and biographies of the nominees for election as Directors. Those named in the enclosed Proxy Form intend to vote FOR these nominees unless authority to do so is withheld. Management does not expect that any of these nominees will be unable to serve as a Director; however, if that occurs, those named in the Proxy Form may vote for another nominee, unless the shareholder has directed that the shares be withheld from voting in the election of Directors.

The Board of Directors and senior management of the Company would like to acknowledge the contributions made by Richard Currie. Mr. Currie is retiring as a Director of Petro-Canada effective April 29, 2008.

GAIL COOK-BENNETT
Independent1,6
Age: 67
Toronto, Ontario, Canada
Director since 1991

Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board (public pension plan investment) and Vice-Chair of Manulife Financial. Dr. Cook-Bennett has earned a Ph.D in Economics from the University of Michigan and holds a Doctor of Laws (honoris causa) from Carleton University. She is a Fellow of the Institute of Corporate Directors.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Audit, Finance and Risk Committee	6 of 7	86%
Pension Committee (Chair)	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	4,098	20,361	24,459	$1,284,524	$420,000
2006	4,098	20,151	24,249	$1,157,890
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Emera Inc. and Manulife Financial Corporation

10        PETRO-CANADA  Management Proxy Circular

CLAUDE FONTAINE, Q.C.
Independent1
Age: 66
Montreal, Quebec, Canada
Director since 1987

Claude Fontaine, Corporate Director, is a former partner of Ogilvy Renault LLP (barristers and solicitors). He serves as a Director on the advisory board of a number of for-profit and not-for-profit organizations, including the Montreal Heart Institute Foundation. Mr. Fontaine holds a Bachelor of Arts (B.A.), Licence in Law (LL.L), and an Institute of Corporate Directors certification (ICD.D).

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Environment, Health and Safety Committee	3 of 3	100%
Management Resources and Compensation Committee (Chair)	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	16,598	30,535	47,133	$2,482,961	$420,000
2006	15,929	30,221	46,150	$2,203,663
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: None

PAUL HASELDONCKX
Independent1
Age: 59
Essen, Germany
Director since 2002

Paul Haseldonckx, Corporate Director, is the past Chairman of the Executive Board of Veba Oil & Gas GmbH (integrated oil and gas) and its predecessor companies. Mr. Haseldonckx holds a Master of Science.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Audit, Finance and Risk Committee	7 of 7	100%
Environment, Health and Safety Committee (Chair)	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	8,047	6,186	14,233	$752,464	$420,000
2006	6,022	6,119	12,141	$579,733
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: None

Management Proxy Circular  PETRO-CANADA        11

THOMAS E. KIERANS, O.C.8
Independent1,6
Age: 67
Toronto, Ontario, Canada
Director since 1991

Tom Kierans is Chair of Council and Vice President of the Social Sciences and Humanities Research Council, prior to which he was Chair of the Canadian Journalism Foundation and Chair of CSI Global Markets. Mr. Kierans holds a Bachelor of Arts (Honours) and a Master of Business Administration (Finance, Dean's Honours List), and is a Fellow of the Canadian Institute of Corporate Directors. He serves as a Director of Manulife Financial Corporation, Mount Sinai Hospital, and the Canadian Institute for Advanced Research. Mr. Kierans also sits on a number of advisory boards of for-profit and not-for-profit organizations, including the Schulich School of Business, York University.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Corporate Governance and Nominating Committee	4 of 4	100%
Management Resources and Compensation Committee	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	50,000	6,780	56,780	$3,017,569	$420,000
2006	50,000	6,707	56,707	$2,707,759
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Manulife Financial Corporation

BRIAN F. MACNEILL, C.M.
Independent1
Age: 68
Calgary, Alberta, Canada
Director since 1995

Brian MacNeill is the Chairman of the Board of Directors of Petro-Canada. Mr. MacNeill is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a Fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
As Chair of the Board, Mr. MacNeill is an ex-officio member of all Committees.

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	10,200	47,798	57,998	$3,046,331	$1,095,000
2006	10,200	42,573	52,773	$2,519,911
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Toronto-Dominion Bank, Telus Corp. and West-Fraser Timber Co. Ltd.

12        PETRO-CANADA  Management Proxy Circular

MAUREEN MCCAW
Independent1
Age: 53
Edmonton, Alberta, Canada
Director since 2004

Maureen McCaw is immediate past President of Leger Marketing (Alberta) (marketing research), formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta. She is a past Chair of the Edmonton Chamber of Commerce and also serves on a number of Alberta boards and advisory committees.

Board and Committee Membership	Attendance
Board of Directors	8 of 9	89%
Corporate Governance and Nominating Committee	3 of 4	75%
Pension Committee	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	2,414	5,824	8,238	$433,548	$420,000
2006	1,744	4,757	6,501	$310,423
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: None

PAUL D. MELNUK
Independent1
Age: 53
St. Louis, Missouri, USA
Director since 2000

Paul Melnuk is Chairman and Chief Executive Officer of Thermadyne Holdings Corporation (industrial products) and Managing Partner of FTL Capital Partners LLC (merchant banking). He is past President and Chief Executive Officer of Bracknell Corporation and Barrick Gold Corporation. Mr. Melnuk holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants (CICA) and of the World Presidents' Organization, St. Louis chapter.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Audit, Finance and Risk Committee (Chair)	7 of 7	100%
Environment, Health and Safety Committee	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	4,400	23,320	27,720	$1,455,568	$420,000
2006	4,400	19,624	24,024	$1,147,146
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Thermadyne Holdings Corporation

Management Proxy Circular  PETRO-CANADA        13

GUYLAINE SAUCIER,
F.C.A., C.M.7
Independent1
Age: 61
Montreal, Quebec, Canada
Director since 1991

Guylaine Saucier, Corporate Director, is a former Chair of the Board of Directors of the Canadian Broadcasting Corporation, a former Director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants, a former Director of the International Federation of Accountants and former Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange. She was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme. Saucier obtained a Bachelor of Arts from Collège Marguerite-Bourgeois and a Bachelor of Commerce from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%
Corporate Governance and Nominating Committee (Chair)	4 of 4	100%
Pension Committee	1 of 2	50%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	4,520	36,804	43,324	$2,168,115	$420,000
2006	4,520	34,961	41,481	$1,980,718
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorship: AXA Assurance Inc., Bank of Montreal, CHC Helicopter Corp. and Groupe Areva

14        PETRO-CANADA  Management Proxy Circular

JAMES W. SIMPSON
Independent1
Age: 63
Danville, California, USA
Director since 2004

Jim Simpson is past President of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the Chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T's Sloan School of Business. He is also past Chairman of the Canadian Association of Petroleum Producers and past Vice-Chairman of the Canadian Association of the World Petroleum Congresses.

Board and Committee Membership	Attendance
Board of Directors	8 of 9	89%
Audit, Finance and Risk Committee	7 of 7	100%
Management Resources and Compensation Committee	3 of 3	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	3,700	5,814	7,814	$606,244	$420,000
2006	2,000	4,413	6,413	$306,221
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: Canadian Utilities Limited

DANIEL L. VALOT9
Independent1
Age: 63
Boulogne-Billancourt,
France
Director since July 2007

Daniel Valot, Corporate Director, is the past Chairman and Chief Executive Officer of Technip S.A. (oil and gas engineering and construction). Prior to that, Mr. Valot held a number of leadership roles in exploration and production, refining, and North American operations with Total. A former student of the National School of Administration, Mr. Valot served as a civil servant in various positions. He holds a degree from the Paris Institute of Political Science.

Board and Committee Membership	Attendance
Board of Directors	5 of 5	100%
Audit, Finance and Risk Committee	3 of 3	100%
Environment, Health and Safety Committee	2 of 2	100%

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	1,375	640	2,015	$106,736	$420,000
Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.
Other Public Board Directorships: CGGVeritas, SCOR

Management Proxy Circular  PETRO-CANADA        15

RON A. BRENNEMAN
Non-independent1,
Management
Age: 61
Calgary, Alberta, Canada
Director since 2000

Ron Brenneman joined Petro-Canada as President and Chief Executive Officer in January 2000. He leads the Company's Executive Leadership Team. He is responsible for the overall strategic direction of the Company and its sound management and performance. Mr. Brenneman holds a Bachelor of Science and a Master of Science. He is a member of the Board of Directors of the Canadian Council of Chief Executives.

Board and Committee Membership	Attendance
Board of Directors	9 of 9	100%

As a member of management, Mr. Brenneman is not a member of any Committee of the Board, but he is invited to attend all Committee meetings other than in camera sessions.

Securities Held

	Common		Total of Common	Total Market Value of	Minimum
Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]

2007	84,457	219,823	304,280	$16,009,466	$5,000,000
2006	81,534	217,580	299,114	$14,282,693
Options Held: 1,117,800
Other Public Board Directorships: Bank of Nova Scotia and BCE Inc.
1
Independent: refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange (NYSE) Listed Company Manual, Section 301 and Rule 10A-3 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators' National Instrument 58-101.
2
Common Shares refers to the number of common shares beneficially owned, controlled or directed, directly or indirectly, by the Director, as of December 31, 2007. For Mr. Simpson, 2007 includes 1,700 shares purchased in February 2008.
3
DSUs refers to the number of deferred stock units held by the Director as of December 31, 2007.
4
The Total Market Value of Common Shares is determined by multiplying the number of common shares held by the closing price of the common shares on the TSX on December 31, 2007 of $53.25, and on December 29, 2006 of $47.75, as applicable. The Total Market Value of DSUs is based on the previous five-day average market value of Petro-Canada's common shares as of December 31, 2007 of $52.37, and as of December 29, 2006 of $47.75. Dividend equivalents are credited on a quarterly basis.
5
As of January, 2008, each non-employee Director is required to hold a minimum number of Company shares or share equivalents equal in value to three times the annual retainer ($420,000 for non-employee Directors and $1,095,000 for the Chair). Directors have five years from appointment to reach this level. Mr. Brenneman, as an employee Director, participates in the Company's Officer Share Ownership Program and is required to hold four times his annual base salary. Refer to Report on Executive Compensation beginning on page 19.
6
Ms. Cook-Bennett and Mr. Kierans both serve on the Board of Manulife Financial Corporation.
7
Mme. Saucier was a Director of Nortel Networks Corporation until June 2005, and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel's failure to file financial statements. The cease trade order was cancelled on June 21, 2005.
8
Mr. Kierans was a Director of Teleglobe Inc. from December 2000 until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.
9
Mr. Valot was appointed to the Board of Directors in July 2007.

16        PETRO-CANADA  Management Proxy Circular

Compensation of the Board of Directors

2007 Compensation

The compensation of Petro-Canada's Board of Directors is intended to attract highly qualified Directors who are able to meet the demanding responsibilities of being Board members, and is structured in a way that encourages Directors to act in the long-term interest of the Company.

Only non-employee Directors are compensated for Board services; the President and Chief Executive Officer is not paid for his services as a Director. There was a Director fee change effective January 1, 2008. See section 2008 Compensation for details.

Compensation Components for all Directors except the Chair of the Board of Directors

Compensation Structure	Effective January 1, 2007

Annual Retainer For Directors[1]	$105,000
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500
Annual Committee Member Retainer (excluding Audit, Finance and Risk Committee – AFRC)	$4,000 all Committees
Annual Committee Member Retainer for AFRC	$10,500 AFRC
Annual Committee Chair Retainer (excluding AFRC)	$10,000 all Committees
Annual Committee Chair Retainer for AFRC	$25,000 AFRC
Out-of-Province Travel Fee[2] (per round trip)	$1,500
Out-of-Country Travel Fee[3] (per round trip)	$3,000

Compensation Components for the Chair of the Board

Compensation Structure	Effective January 1, 2007

Annual Retainer[4]	$330,000

No other compensation is payable to the Chair of the Board of Directors.

1
A Director may elect to take the annual retainer in cash, common shares and/or Deferred Stock Units (DSUs) once he/she has reached the share ownership guideline level. A description of the share ownership guideline level can be found on page 18. Except for the Chair of the Board, a Director who has not reached the guideline level receives the annual retainer in the form of $70,000 in DSUs and the remaining $35,000 in cash, common shares and/or DSUs for a total of $105,000.
2
Provided to Directors who travel to a Board or Committee meeting held outside their province of permanent residence.
3
Effective July 2007, this fee is provided to Directors who travel to a Board or Committee meeting held outside their country of permanent residence.
4
The Chair of the Board of Directors can choose to take the annual retainer in cash, common shares and/or DSUs once he/she has reached the share ownership guideline level. If the Chair has not met the share ownership guideline level, he/she will receive the annual retainer payable in the form of $75,000 in DSUs and the remaining $255,000 in cash, common shares and/or DSUs for a total of $330,000.

Deferred Stock Unit (DSU) Plan

•
Annually, Directors can choose to receive their non-DSU compensation in the form of cash, common shares and/or DSUs.

•
Under the Company's Deferred Stock Unit Plan (DSU Plan), dividends paid on the common shares are credited to Directors' notional DSU accounts.

•
A Director is entitled to the benefit of his/her DSUs upon ceasing to be a Director. The Director can then choose to receive the value of the DSUs granted after December 31, 2003 in the form of common shares purchased on the open market or in the form of cash at any time up to 15 days prior to the end of the 12 months following retirement. The value of DSUs granted before January 1, 2004 can only be paid out in the form of Company common shares purchased on the open market.

Management Proxy Circular  PETRO-CANADA        17

•
The DSU value will be based on the five-day average market price of the common shares immediately before the conversion of the DSUs to cash or common shares. If a Director chooses or is required to receive common shares, the value of his/her DSU entitlement is used to purchase common shares of the Company on the open market for the benefit of the Director. The Company covers the brokerage costs associated with acquiring these shares.

2007 Election of Payment

The following table shows the percentages of each form of payment that each Director received during the year ended December 31, 2007.

	Cash		Petro-Canada Common Shares		DSUs
Director	Annual Retainer	Committee Retainer(s)/ Meeting and Out-of-Province Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Out-of-Province Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Out-of-Province Travel Fees

Gail Cook-Bennett	100%	100%
Richard Currie	100%	100%
Claude Fontaine	50%	50%	50%	50%
Paul Haseldonckx	100%	100%
Thomas Kierans	100%	100%
Brian MacNeill	25%				75%
Maureen McCaw		100%	50%		50%
Paul Melnuk					100%	100%
Guylaine Saucier	50%	50%			50%	50%
James Simpson	33.33%	100%			66.67%
Daniel Valot	33.33%	100%			66.67%

Directors' Remuneration

The total amount paid to Directors of the Company for the year ended December 31, 2007 was $1,853,250 and was paid as follows:

Director	Board Retainer	Committee Chair Retainer	Committee Member Retainer	Non- Executive Chairman Retainer	Board Attendance Fee[1]	Committee Attendance Fee[1]	Out-of- Province Travel Fee	Total Compensation

Gail Cook-Bennett	$105,000	$10,000	$10,500		$13,500	$15,000	$9,000	$163,000
Richard Currie	$105,000		$8,000		$13,500	$9,000	$10,500	$146,000
Claude Fontaine	$105,000	$10,000	$4,000		$13,500	$21,000	$10,500	$164,000
Paul Haseldonckx	$105,000	$6,667	$11,833		$13,500	$19,500	$16,500	$173,000
Thomas Kierans	$105,000		$8,000		$13,500	$13,500	$10,500	$150,500
Brian MacNeill				$330,000				$330,000
Maureen McCaw	$105,000		$8,000		$12,000	$12,000		$137,000
Paul Melnuk	$105,000	$25,000	$4,000		$13,500	$19,500	$13,500	$180,500
Guylaine Saucier	$105,000	$10,000	$4,000		$13,500	$12,000	$9,000	$153,500
James Simpson	$105,000		$14,500		$12,000	$18,000	$13,500	$163,000
Daniel Valot[2]	$52,500		$7,250		$9,000	$12,000	$12,000	$92,750

Total	$997,500	$61,667	$80,083	$330,000	$127,500	$151,500	$105,000	$1,853,250

1
Petro-Canada holds a number of in-house education sessions for Directors. A meeting fee of $1,500 is paid to each Director attending each session that is offered. Extra meeting fees are also paid for multi-day Board meetings, telephone conferences and, from time to time, participation in a Committee meeting of which a Director is not a member.
2
Appointed July 1, 2007.

18        PETRO-CANADA  Management Proxy Circular

2008 Compensation

To align our Board compensation with competitive practice, the annual retainer fee for Directors has been increased by $35,000 effective January 1, 2008. As a result, the total annual retainer for Directors will be $140,000. For the same reason, the annual retainer for the Chair of the Board was increased by $35,000, effective January 1, 2008, resulting in a total annual retainer of $365,000.

Share Ownership Guidelines

•
As of January 1, 2008, the Company increased the share ownership guidelines for the Board. The 2007 guidelines required that non-employee Directors hold Company shares or share equivalents equal in value to $300,000, these guidelines were increased to require each non-employee Director to hold Company shares or share equivalents equal in value to at least three times the annual retainer ($420,000 for Directors and $1,095,000 for the Chair).

•
Directors have five years to reach this level of share ownership, and shares held notionally in the DSU Plan count toward a Director's holdings for this purpose.

•
As of December 31, 2007, all Directors, except for Mr. Valot, appointed July 2007, had attained the required level of share ownership based on the 2007 guidelines.

•
Non-employee Directors cannot participate in the Company's stock option plan.

Management Proxy Circular  PETRO-CANADA        19

Report on Executive Compensation

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee (the Compensation Committee) is made up entirely of independent Directors and reports to the Board on human resources matters. The Compensation Committee reviews and recommends compensation, pension and benefit practices and management development and succession plans to the Board. Key focus areas are President and Chief Executive Officer and executive officer performance, succession and recruitment. The Charter of the Compensation Committee can be found on the Company's website at www.petro-canada.ca.

This report is submitted by the Management Resources and Compensation Committee.

  Claude Fontaine (Chair)
  Richard J. Currie
  Thomas E. Kierans
  James W. Simpson
  Brian F. MacNeill (  ex-officio member)

Compensation Philosophy

Petro-Canada's success depends on the Company's ability to attract, retain and motivate high performing employees at all levels of the organization. The Company regularly reviews its compensation policies relative to these objectives.

The Compensation Committee reviews overall compensation policies and makes recommendations to the Board of Directors on the compensation programs for the executive officers of Petro-Canada, including the Named Executive Officers (see Summary Compensation Table on page 34). Compensation programs are designed to:

•
attract, retain and motivate key personnel;

•
encourage commitment to the Company and its goals, aligning executive officer interests with interests of shareholders; and

•
reward executive officers for demonstrated leadership and for performance related to predetermined and quantifiable goals.

When developing the total compensation structure for executive officers, the Compensation Committee considers the compensation paid for similar positions in a comparator group of companies that compete with Petro-Canada for executive talent. The comparator group for Canadian executive officers consists of major Canadian oil and gas companies and other large Canadian industrial and resource companies with a reasonable degree of autonomy. This group was selected because it is similar to Petro-Canada in size, scope and complexity. The comparator group for international executive officers is selected using similar criteria in the relevant international locations.

Compensation programs are designed to deliver a competitive base salary and incentive payments when corporate, business unit and individual performance meet specific predetermined objectives. These programs also provide an opportunity for top quartile pay relative to the Company's comparator groups when an executive officer delivers superior performance. Competitiveness of the compensation structure is determined regularly by a compensation survey conducted by the independent consulting firm, Towers Perrin.

Towers Perrin is retained to provide expertise and advice to the Compensation Committee. This includes developing compensation policies and recommending the design and implementation of executive compensation programs for the Compensation Committee's review and approval. Towers Perrin periodically updates the Compensation Committee on executive compensation "best practices" and trends in executive compensation. Towers Perrin also provides actuarial and other pension advice to the Company, as well as advice on its health and welfare programs.

As a result of the broad relationship, the Compensation Committee has agreed with Towers Perrin on a formal mandate that outlines Towers Perrin's role and terms of reference as an independent advisor to the Compensation Committee. Important features include

20        PETRO-CANADA  Management Proxy Circular

a clear reporting relationship between the Towers Perrin executive compensation consultant and the Compensation Committee. Additional work by the consultant for the Company is documented in the "Letter of Independence" and approved by the Compensation Committee Chair. There are also assurances that the executive compensation consultant has an internal reporting relationship and compensation which are determined separately from those Towers Perrin and Petro-Canada activities and which are not connected to executive compensation. The Compensation Committee annually reviews these processes. In 2007, Towers Perrin's fees for executive compensation services to the Compensation Committee were $272,793. In 2007, Towers Perrin also earned $776,366 by providing pension and benefit consulting, administration and actuarial services to the Company.

The compensation structure for executive officers consists of a base salary, plus significant pay-at-risk pay. Pay-at-risk is made up of an annual incentive, as well as mid- and long-term incentives (stock options, stock appreciation rights, performance stock units and deferred stock units). The table below shows the significant portions of our senior executive's compensation, which depends on performance and are, therefore, variable.

Title	Base Pay	Variable/At Risk Pay (Annual Incentive plus Mid- and Long-Term Incentive)	Total

President & Chief Executive Officer	25%	75%	100%
Executive Vice-President/Executive Vice-President & Chief Financial Officer	33%	67%	100%
Senior Vice-President	33%	67%	100%

Base Salary

Each year, the Compensation Committee reviews each Named Executive Officer's base salary and makes adjustments based on the position's duties and responsibilities, the degree of special skill and knowledge required, and the performance and contribution of the officer. For reference, the Committee uses the median base salaries for positions with similar responsibilities in businesses included in comparator groups.

Annual Incentive Program

Awards paid under the annual incentive program are based on the degree of achievement of specific predetermined corporate, business unit and individual objectives. Each executive officer is assigned a target incentive level that represents the amount that would be paid if all objectives were achieved at planned levels. If planned results are not achieved or are exceeded, actual payments could vary from zero to double the target award for corporate and business unit performance and from zero to triple the target award for individual performance. In 2007, target awards ranged from 32.5% to 75% of base salary, depending on the level and geographic region of the executive officer. The highest target was for the President and Chief Executive Officer.

In 2007, 30% of the target annual incentive award had a profit-sharing focus based on earnings from operations, which is a key measure of corporate performance.

The next 50% of the target annual incentive award was based on business operating measures that are connected to controllable objectives and drive excellence in operations. Each business unit has operating measures tied to the business objectives. Examples of these measures include such items as safety, reliability, production volumes and operating costs. Scores for each measure were aggregated to a total business unit score for the senior executive responsible for that unit. The score for the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer was the average of the sum of the weighted results of all business units.

The remaining 20% of each target award was based on the executive officer's individual performance against personal objectives as assessed by the Compensation Committee. In the case of the President and Chief Executive Officer, the Compensation Committee assesses the performance of the President and Chief Executive Officer. The Compensation Committee considers and reviews the assessment of the performance of the other executives as proposed by the President and Chief Executive Officer.

Management Proxy Circular  PETRO-CANADA        21

Executive officers may elect to convert a portion of their annual incentive into DSUs under the DSU Plan established for key employees. This plan links short-term cash incentive awards to the future value of the Company's shares.

Executive officers who elect to convert a portion of their annual incentive into DSUs must do so by December 31st of the year preceding payment. For U.S. tax payers, the election is required in writing by June 30th of the year preceding payment. All DSUs are non-transferable and non-assignable, and exercisable on retirement or resignation only. DSUs earn dividends in the form of additional DSUs at the same rate as Company shares. The value of the DSUs, when converted to cash, will equal the five-day average TSX closing price of the Company common shares immediately before the conversion. All payments are made in cash unless at the Company's discretion an exception is made and payment takes the form of common shares issued from Treasury net of applicable withholdings.

Mid- and Long-Term Incentive Plan

The mid- and long-term incentives are designed to:

•
link executive compensation with the creation of shareholder value;

•
align the interests of executive officers with those of the Company's shareholders; and

•
reward executive officers for achievement relative to peer companies.

The Compensation Committee uses its discretion to grant these awards and considers data for similar positions and companies as a reference point. Starting in 2006, the Compensation Committee used a binomial valuation model to estimate the value of mid- and long-term incentive awards. In setting yearly awards, the Compensation Committee considers the number and value of awards granted in the previous year, the competitiveness of the overall compensation structure, and individual performance.

The Compensation Committee sets the date for granting of mid- and long-term incentives in advance. The grant date complies with applicable securities regulatory standards and Petro-Canada's Code of Business Conduct. The date also aligns with the timing of performance assessments and other compensation decisions. This timing is important because performance assessments significantly impact, not only mid- and long-term incentive grants but, also, other aspects of executive officer compensation, including base salary changes and annual incentive awards.

Performance Stock Units (PSUs)

Performance Stock Units (PSUs) are a form of mid-term incentive that rewards participants for performance against specific competitive performance standards. The Compensation Committee uses its discretion to select and attach performance standards to PSUs. The relative Total Shareholder Return (TSR) is the measure that has been employed since 2004. Three years from the grant date, if the Company's TSR equals the median of the peer group's TSRs, the participants will receive cash equal to the original PSUs' ending market value, plus notional dividends earned during the three-year period. If the Company's TSR is equal to or above the TSR of 75% of the peer group, participants receive 150% of the ending market value. If the Company's TSR is equal to or below the TSR of 25% of the peer group, the original award is forfeited. The actual amount of the award (if any) is pro-rated between the percentile rankings, starting with zero at 25%. The Compensation Committee may adjust this schedule if applying these standards causes unintended results.

Stock Options

Stock options are financial instruments that convey the right, but not the obligation, to engage in a future transaction on some underlying security. These are awarded to employees as a form of long-term incentive compensation. The employee stock options awarded by Petro-Canada convey the right to purchase Company common shares, have a maximum exercise period of seven years and vest at the rate of 25% per year over a four-year period from the date of initial grant.

Non-employee Directors are not eligible to participate in the Employee Stock Option plan.

22        PETRO-CANADA  Management Proxy Circular

Stock Appreciation Rights (SARs)

In January 2007, the Board of Directors approved the Company's Employee Stock Appreciation Rights Plan (the SAR Plan), which provides for the granting of SARs to employees (including executive officers) of Petro-Canada and its subsidiaries. The Company has the choice of granting SARs to its employees instead of stock options for any long-term incentive grants made to employees.

The Board of Directors believes that the SAR Plan enables the Company to promote employee commitment to Petro-Canada and to retain the key employees necessary for Petro-Canada's long-term success.

The SAR Plan provides a cash payment to participants equal to the appreciation in the Company's share price between the date the SARs are granted and the date they are exercised. SARs have up to a seven-year term and vest at a rate of 25% per year over four years from the date of the initial grant. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the SARs are granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SARs are granted. The Compensation Committee may make adjustments in the number of SARs granted, or to be granted, if the share structure of the Company should be altered.

Non-employee Directors are not eligible to participate in the Employee Stock Appreciation Rights Plan.

Deferred Stock Units (DSUs)

From time to time, the Compensation Committee may make special DSU awards to recognize an executive officer's achievement. When determining the value of any special DSUs, the Compensation Committee considers the value of the total mid- and long-term incentive compensation received by the executive officer as compared with competitive compensation levels. The DSU Plan provides a cash payment to participants equal to the value of the average TSX closing price of the Company's common shares for the five days immediately before the award is payable. All DSUs are non-transferable and non-assignable, and exercisable on retirement or resignation only. The DSUs earn dividends in the form of additional DSUs at the same rate as Company common shares. All payments are made in cash unless at the Company's discretion an exception is made and payment takes the form of common shares issued from Treasury net of applicable withholdings.

Share Ownership Guidelines

To encourage share ownership by executive officers, the Company has guidelines requiring shareholdings, including DSUs, worth at least the following amounts:

•
for the President and Chief Executive Officer, four times base salary;

•
for executive and senior vice-presidents, two times base salary; and

•
for other officers, their base salary.

The President and Chief Executive Officer must maintain the required ownership level for 12 months after leaving the Company. The Compensation Committee regularly reviews officers' actual shareholdings for compliance with the guidelines. The Compensation Committee also reviews guidelines for consistency with competitive standards.

President and Chief Executive Officer Compensation

The Compensation Committee reviews the compensation paid to chief executive officers at comparator companies to determine the competitiveness of compensation for the Company's President and Chief Executive Officer, Mr. Brenneman. The Compensation Committee also carefully assesses both the financial and non-financial components of Mr. Brenneman's performance. Petro-Canada's compensation structure for Mr. Brenneman contains significant pay-at-risk components, with a major portion of his total compensation delivered through performance-driven variable pay and equity-based programs (see page 20 above).

Management Proxy Circular  PETRO-CANADA        23

In 2007, Mr. Brenneman's base salary was increased by 2.88% from $1,215,000 to $1,250,000 to position him at approximately the median of his peers. He also received a grant of 225,000 stock options and 75,000 PSUs, respectively valued at $2,571,660 and $3,056,400, at time of grant. His annual incentive award of $1,596,000 was set under the annual incentive program described above, and included the following elements:

•
a profit-sharing component of $475,000, reflecting strong performance on earnings from operations;

•
an operational component of $586,000, reflecting the aggregate scores achieved by each business unit on largely controllable operating and project measures; and

•
an individual work plan component of $535,000, reflecting the Compensation Committee's assessment of Mr. Brenneman's performance against his personal work plan objectives.

This annual incentive award reflects the following achievements under Mr. Brenneman's leadership:

•
2007 was an excellent year for Petro-Canada in terms of overall financial results, with robust operating earnings and cash flow and a very strong balance sheet;

•
the Company continued to provide cash to shareholders in the form of dividends and the share buyback program. In 2007, the Company purchased a total of 16 million common shares at an average cost of $52.42 per share and a total cost of more than $839 million;

•
Petro-Canada's programs for leadership development, succession planning and performance management continued to build a strong effective organization for the future. In 2007, the Company hired 862 new employees, addressing the need to attract people to achieve business goals. In addition, safety remained a top priority, resulting in a total recordable injury frequency of 0.86 in 2007, under the 1.0 level considered first quartile in the industry. Environmental exceedances were also reduced to 16 in 2007 compared with 241 in 2006;

•
the Company had set two priorities in 2007: to increase upstream production by 15% and to advance five major growth projects. By year end, the Company increased upstream production by 21% and, not only advanced the five major growth projects, but, added two more – the Libyan Concession Development and White Rose Extension; and

•
although there were a few challenges due to the volatile business environment and equipment reliability, the Company's business units had many successes, as outlined in the following tables.

1
2006 environmental exceedances included the Brazeau and West Pembina assets, which were sold in the first quarter of 2007.

24        PETRO-CANADA  Management Proxy Circular

Driving For First Quartile Operations

	2007 GOALS	2007 RESULTS

North American Natural Gas	• sustain reliability performance • continue to leverage costs through strategic alliances and preferred suppliers	• maintained reliability of 99% at Western Canada natural gas processing facilities
• delivered value to the organization through preferred supplier relationships, while continuing to ensure competitive supply costs through selective bidding

Oil Sands	• decrease MacKay River non-fuel unit operating costs by 10%, compared with 2006
• decrease Syncrude non-fuel unit operating costs by 10%, compared with 2006
• sustain MacKay River reliability at greater than 90%	• saw MacKay River non-fuel unit operating costs increase by 26%, compared with 2006, as a result of higher maintenance costs and lower production
• saw Syncrude non-fuel unit operating costs decrease by 8%, compared with 2006
• achieved 87% reliability at MacKay River

East Coast Canada
• work toward improving Terra Nova reliability to the 90% range
• conduct 30-day turnaround scheduled at Hibernia for regulatory compliance
• complete 16-day turnaround at White Rose
• receive regulatory approval to increase annual production from Sea Rose FPSO at White Rose
• achieved 86% reliability at Terra Nova
• completed Terra Nova phase 1 drilling
• Hibernia and White Rose successfully completed their planned turnarounds
• White Rose granted regulatory approval to increase the daily oil production rate to 140,000 b/d gross (38,500 b/d net) and to increase the annual oil production rate to 50 MMbbls
• decreased operating and overhead costs, compared with 2006

International	• maintain excellent reliability at De Ruyter platform • optimize production capacity in Triton area by implementing recommendations from de-bottlenecking study	• delivered 87% production efficiency at De Ruyter • reviewed option for the purchase of Triton de-bottlenecking equipment prior to making the investment decision

Downstream	• continue to focus on safety and refinery reliability • increase retail non-petroleum revenue • grow high margin lubricants sales volume	• achieved a combined reliability index of 92 at the Company's two refineries
• grew convenience store sales by 9% and same-store sales by 7%, compared with 2006
• increased high margin lubricant sales volume by 3% in 2007

Management Proxy Circular  PETRO-CANADA        25

Delivering profitable growth with a focus on long-life assets

	2007 GOALS	2007 RESULTS

North American Natural Gas
• transition further into unconventional gas plays
• optimize opportunities around core assets
• double U.S. Rockies production to 100 MMcfe/d net by year-end 2007
• shift focus from developing around existing production to exploring in new areas
• receive regulatory decision for the LNG facility at Gros-Cacouna
• advance exploration prospects in the MacKenzie Delta/Corridor and Alaska
• 26% of 2007 production was unconventional, compared with 22% in 2006
• drilled 427 gross wells in Western Canada focused on the Company's core assets, including 312 wells in the Medicine Hat region
• exited 2007 having achieved 100 MMcfe/d net production from the U.S. Rockies
• drilled 150 gross wells and continued to increase coal bed methane (CBM) well de-watering in the U.S. Rockies
• exploration activity in 2007 continued exploration shift to the U.S.
• received provincial regulatory approval to construct the proposed liquefied natural gas (LNG) re-gasification terminal at Gros-Cacouna
• National Energy Board (NEB) approved application for new pipeline receipt point at Gros-Cacouna and reaffirmed rolled-in tolling methodology for the proposed pipeline expansion
• participated in three Alaska NPR-A wells, with plans to test two of the wells that encountered hydrocarbons

Oil Sands
• complete Fort Hills design basis and initial cost estimate, and start front-end engineering and design (FEED)
• receive regulatory decision on MacKay River expansion project
• continue ramp up Syncrude Stage III expansion
• complete MacKay River water handling capacity upgrade and tie-in fourth well pad so that production can increase in 2008
• completed Fort Hills design basis, with Phase 1 estimated to cost $14.1 billion gross ($8.5 billion net)
• signed Memorandum of Agreement (MOA) for an additional 5% interest in the Fort Hills project
• Energy Resources Conservation Board and Alberta Environment recommended approval of MacKay River expansion to cabinet
• Syncrude achieved record production of 305,000 b/d gross (36,600 b/d net)
• completed MacKay River capacity upgrade and started steaming the fourth well pad

East Coast Canada	• advance in-field Hibernia growth prospects • delineate West White Rose • progress development plans for South White Rose Extension, North Amethyst and West White Rose prospects
• continued to address questions raised by the Government of Newfoundland and Labrador relative to the development plan amendment (DPA) application for the Hibernia Southern Extension
• drilled two delineation wells at West White Rose
• White Rose received regulatory approval for the development of the Southern extension and completed a formal binding agreement for the White Rose Extensions development
• signed memorandum of understanding with the Government of Newfoundland and Labrador for the development of Hebron

26        PETRO-CANADA  Management Proxy Circular

Delivering profitable growth with a focus on long-life assets (continued)

	2007 GOALS	2007 RESULTS

International
• ramp up Buzzard and L5b-C to full production
• achieve first production at Saxon in the U.K. sector of the North Sea by year end
• participate in up to a 17-well exploration drilling program (depending on rig arrival dates), with balanced risk profile over the next 18 months
• commence field appraisal and project design activities on the Syria Ebla gas project
• establish a Libyan exploration program on the newly acquired Sirte exploration block
• actively pursue LNG supply opportunities
• Buzzard achieved first production early in 2007 and reached plateau production of 200,000 boe/d gross (59,800 boe/d net) in August 2007
• Compressor problems and export line repairs prevented L5b-C from ramping up to full production in 2007
• achieved first oil at Saxon in November 2007
• drilled 15 exploration wells, with seven wells suspended as discoveries, five wells abandoned as dry holes and three wells being evaluated
• commenced FEED and undertook 2D and 3D seismic on the Syria Ebla gas project
• signed binding heads of agreement for a long-term redevelopment of the Libya concessions and a seven-year exploration program in the Sirte Basin
• continued negotiations with Gazprom for base load supply to proposed Gros-Cacouna re-gasification facility

Downstream
• continue the Edmonton refinery conversion project to enable the planned startup in 2008
• complete Montreal coker feasibility study for investment decision in 2007
• continue to invest in smaller scale refinery yield and reliability improvement projects
• continue to integrate the Montreal refinery and the ParaChem Chemicals L.P. plant
• advanced construction of the Edmonton refinery conversion project, which was 61% complete at year-end 2007 and on track for planned startup in 2008
• completed FEED for proposed 25,000 b/d Montreal coker
• invested $41 million in smaller scale refinery yield and reliability improvements projects in 2007
• completed tunnel and pipelines and captured synergies between ParaChem Chemicals plant and the Montreal refinery

Management Proxy Circular  PETRO-CANADA        27

Maintaining Financial Discipline and Flexibility

2007 GOALS	2007 RESULTS

Funding Capital Expenditures with Cash Flow and Debt as Required	• fund $4.1 billion capital expenditure program from expected cash flow, cash on hand and accessing balance sheet strength, as needed
• manage operating and capital costs within budgets
• maintain investment grade credit ratings	• funded 2007 expenditure program out of a combination of cash flow and cash on hand
• 2007 operating and capital costs were in-line with budget
• maintained investment grade credit ratings of Baa2 from Moody's Investors Services, BBB from Standard and Poor's (S&P) and A (low) from Dominion Bond Rating Service

Fund Profitable Growth	• invest in additional growth opportunities when there is a strong business case	• extended Libya concessions and increased Fort Hills ownership by 5%
• finished 2007 strong, with debt levels at 22.5% of total capital and a ratio of debt-to-cash flow from continuing operating activities of 1.0 times
• settled Buzzard derivative contracts for $1,145 million after-tax

Return Cash to Shareholders	• buy back shares when appropriate, although likely at lower levels than 2006 • regularly review the dividend strategy to align with financial and growth objectives, and shareholder expectations	• renewed NCIB program in June 2007, entitling the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions
• purchased 16 million common shares at an average price of $52.42/share for a total cost of $839 million
• increased quarterly dividend by 30% to $0.13/share, effective April 1, 2007

28        PETRO-CANADA  Management Proxy Circular

Following our principles for responsible investment and operations

PRIORITY	PRINCIPLES	2007 GOALS	2007 RESULTS

Business Conduct	• comply with applicable laws and regulations • apply our Code of Business Conduct wherever we operate • seek contractors, suppliers and agents whose practices are consistent with our principles
• improve training for Code of Business Conduct and Privacy Policies
• strengthen leaders' understanding of their role in sustaining a culture of integrity
• improve pre-selection and communication of Code of Conduct expectations with contractors
• 5,522 or 98% of employees and 906 contractors completed an interactive Code of Conduct refresher
• developed interactive web-based privacy training and deployed it to 3,855 employees
• conducted workshops on how to deal with bribery and corruption in most International offices
• developed safety pre-selection criteria for contractors
• strengthened our Total Loss Management (TLM) framework by introducing a consistent and robust method to assess environment and social risks

Community
• strive within our sphere of influence to ensure a fair share of benefits to stakeholders impacted by our activities
• conduct meaningful and transparent consultation with all stakeholders
• endeavour to integrate our activities with, and participate in, local communities as good corporate citizens
• develop Stakeholder Engagement Policy and improve training and capability development
• increase Aboriginal community participation in business opportunities to provide goods and services
• better measure the socio-economic impact on the communities in which we operate
• assess the effectiveness of key community partnership initiatives
• developed a Stakeholder and Community Engagement Policy, training program and appointed a senior manager to support its delivery and integration
• developed and implemented
• Aboriginal procurement guidelines developed and implemented
• piloted a World Business Council for Sustainable Development tool to improve social investment decisions in the context of our impact on a community
• implemented the London Benchmarking Group framework for measuring the impacts of community partnership investments

Management Proxy Circular  PETRO-CANADA        29

Following our principles for responsible investment and operations (continued)

PRIORITY	PRINCIPLES	2007 GOALS	2007 RESULTS

Environment
• conduct our activities with sound environmental management and conservation practices
• strive to minimize the environmental impact of our operations
• work diligently to prevent any risk to community health and safety from our operations or our products
• seek opportunities to transfer expertise in environmental protection to host communities
• strengthen environmental stewardship by developing specific commitments and indicators for air, land and water management
• complete first phase of the environmental management system to steward performance against principles and indicators
• improve method to capture and report environmental expenditures
• submit environmental impact assessment in support of drilling programs offshore Trinidad and Tobago
• developed a set of Water Principles to guide operations in managing this key risk
• signed Memorandum of Agreement to use treated waste water as the industrial process water at the Fort Hills Sturgeon Upgrader
• environmental expenditure reporting methodology still in progress
• incorporated cost of carbon into business plan
• completed first emissions offset trade on surplus credits from North Sea operations
• participated in Alberta's first emissions credit auction
• completed first phase of environmental information management system for air and greenhouse gas (GHG) emissions
• lowered environmental exceedances from 24[1] in 2006 to 16 in 2007 partially due to change in asset mix
• submitted environmental impact assessment supporting drilling programs offshore Trinidad and Tobago

Working Conditions and Human Rights
• provide a healthy, safe and secure work environment
• honour internationally accepted labour standards prohibiting child labour, forced labour and discrimination in employment
• respect freedom of association and expression in the workplace
• not be complicit in human rights abuses
• support and respect the protection of human rights within our sphere of influence
• sustain and further improve safety
• develop health performance metrics to address and mitigate the impact of employee illness
• enhance the social risk impact assessment process in the project management model
• achieved total recordable injury frequency (TRIF) of 0.86 in 2007, compared with 0.85 in 2006
• experienced two contractor fatalities in 2007
• continue to evolve Company's internal health metrics
• developed guidelines for an early phase social risk assessment in our International operations
• conducted a corporate-wide process safety review to assess opportunities to strengthen TLM framework
• hired 862 new employees and delivered a low voluntary turnover rate of 4.3%
• finalized pandemic planning based on emergency response exercises

30        PETRO-CANADA  Management Proxy Circular

1
2006 environmental exceedances included the Brazeau and West Pembina assets, which were sold in the first quarter of 2007.

Total Compensation

In the following tables, Total Direct Compensation is the sum of base salary, cash bonus, equity incentives (SARs, PSUs, DSUs and stock options), perquisites and all other compensation as presented in the Summary Compensation Table. Total Compensation means Total Direct Compensation plus the annual pension service cost. The values for the various elements of long-term compensation are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer. For example, the President and Chief Executive Officer's PSU grant made in 2005 shows a value of $1,573,800 as at grant date but, at vesting date February 22, 2008, had a value of $0.00.

President and Chief Executive Officer

The following table shows 2007, 2006 and 2005 fiscal year Total Compensation as fixed by the Compensation Committee for the President and Chief Executive Officer.

Ron Brenneman	Base Salary	Incentive	Bonus	DSU[1]	PSU[2]	Stock[3]	Other Annual Compensation[4]	Annual Pension Service Cost[5]	Total Compensation

2007	1,240,577	1,596,000	–	–	3,056,400	2,571,660	162,548	624,000	9,251,185
2006	1,198,862	1,390,000	–	1,314,750	1,743,300	2,155,284	145,075	604,000	8,551,271
2005	1,140,458	1,465,000	–	1,708,000	1,573,800	1,240,200	132,986	n/a	7,260,444

Management Proxy Circular  PETRO-CANADA        31

Other Named Executive Officers

The following tables show Total Compensation for the fiscal years 2007, 2006 and 2005 as fixed by the Compensation Committee for the other Named Executive Officers.

Boris Jackman	Base Salary	Incentive	Bonus	DSU[1]	PSU[2]	Stock[3]	Other Annual Compensation[4]	Annual Pension Service Cost[5]	Total Compensation

2007	686,539	785,000	–	–	815,040	857,220	36,593	193,000	3,373,392

2006	637,895	616,000	–	525,900	484,250	598,700	35,484	180,000	3,078,229

2005	587,778	641,000	–	546,560	524,600	431,928	32,421	n/a	2,764,287

E.F.H. Roberts	Base Salary	Incentive	Bonus	DSU[1]	PSU[2]	Stock[3]	Other Annual Compensation[4]	Annual Pension Service Cost[5]	Total Compensation

2007	643,846	680,000	–	–	815,040	857,220	33,942	168,000	3,198,048

2006	585,203	554,000	–	262,950	484,250	598,700	30,949	149,000	2,665,052

2005	529,117	547,000	–	273,280	524,600	431,928	28,512	n/a	2,334,437

Peter Kallos	Base Salary	Incentive	Bonus	DSU[1]	PSU[2]	Stock[3]	Other Annual Compensation4,[8]	Annual Pension Service Cost[5]	Total Compensation

2007	632,100	529,200	–	–	489,024	514,332	34,523	69,000	2,268,979

2006	661,919	513,540	–	–	387,401	478,961	40,209	59,342	2,141,372

2005	510,978	330,594	–	–	262,299	215,964	230,867	n/a	1,550,702

Neil Camarta	Base Salary	Incentive	Bonus	DSU[1]	PSU[2]	Stock[3]	Other Annual Compensation[4]	Annual Pension Service Cost[5]	Total Compensation

2007	464,808	365,000	–	–	529,776	571,480	24,500	153,000	2,108,564

2006	425,000	296,000	–	–	338,975	419,100	22,472	162,000	1,663,547

2005[7]	47,404	36,199	–	–	–	–	2,472	n/a	86,075

1
This represents the portion of total direct compensation that was granted in DSU awards to the executive officers. Mr. Brenneman was granted 25,000 units in 2006 and 50,000 units in 2005. Mr. Jackman was granted 10,000 units in 2006 and 16,000 units in 2005 and Mr. Roberts was granted 5,000 units in 2006 and 8,000 units in 2005. The values disclosed are based on the previous five-day average market value of Petro-Canada's common shares from the award date and were $52.59 in 2006 and $34.16 in 2005. Dividend equivalents are credited on a quarterly basis. This table excludes DSUs acquired through the conversion of annual incentive awards into DSUs. The values for the DSUs are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer.
2
This represents the portion of total direct compensation that was granted in PSU awards to the executive officers. Mr. Brenneman was granted 75,000 units in 2007, 45,000 units in 2006 and 60,000 units in 2005. Mr. Jackman was granted 20,000 units in 2007, 12,500 units in 2006 and 20,000 units in 2005. Mr. Kallos was granted 12,000 units in 2007, 10,000 units in 2006 and 10,000 units in 2005. Mr. Roberts was granted 20,000 units in 2007, 12,500 units in 2006 and 20,000 units in 2005. Mr. Camarta was granted 13,000 units in 2007, 8,750 units in 2006 and zero units in 2005. The values disclosed have been calculated using a binomial pricing model based on the previous 20-day average market value of Petro-Canada's common shares from the award date and were: $50.94 in 2007, $49.66 in 2006 and $32.93 in 2005. Dividend equivalents are credited on a quarterly basis. The values for the PSUs are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer and may vary from 0 to 150% of the 20-day average market value of Petro-Canada's common shares on the vesting date of the award.
3
This represents the portion of total direct compensation that was granted in stock options to the executive officers. Mr. Brenneman was granted 225,000 options in 2007, 180,000 options in 2006 and 180,000 options in 2005. Mr. Jackman was granted 75,000 options in 2007, 50,000 options in 2006 and 60,000 options in 2005. Mr. Kallos was granted 45,000 SARs in 2007, 40,000 options in 2006 and 30,000 options in 2005. Mr. Roberts was granted 75,000 options in 2007, 50,000 options in 2006 and 60,000 options in 2005. Mr. Camarta was granted 50,000 options in 2007, 35,000 options in 2006 and zero options in 2005. The values disclosed have been calculated using a binomial pricing model based on a grant price of $43.96 in 2007, $52.06 in 2006 and $34.28 in 2005. Awards vest at a rate of 25% per year over a four-year period, starting on the first anniversary of the grant date, and expire after seven years. The values for the stock options and SARs are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer.
4
For Messrs. Brenneman, Jackman, Roberts and Camarta, this represents the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Brenneman, the amount also includes perquisites and, for Mr. Jackman, the amount includes the imputed interest on a Company loan that was repaid in the first quarter of 2007. For Mr. Kallos, the amount

32        PETRO-CANADA  Management Proxy Circular

represents contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans and car allowance.
5
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with Canadian Generally Accepted Accounting Principles. Commencing January 1, 2006, Petro-Canada disclosed annual pension service cost for the Named Executive Officers; prior to this time, only the increase in pension plan liability for the President and Chief Executive Officer was reported.
6
The value of the employee contributions paid by Mr. Kallos to the pension plan was included in the annual pension service cost.
7
Mr. Camarta's employment with the Company commenced November 15, 2005.
8
2006 "Other Annual Compensation" for Mr. Kallos was not reported due to administrative error. This oversight has been corrected in the data above.

2008 Executive Officer Compensation Highlights

The base salaries of the Company's executive officers will be increased effective April 1, 2008 to reflect competitive practice for similar positions within the comparator groups and the Compensation Committee's assessment of their leadership, performance and contribution to the Company's success. No major changes are expected to be made to the design of the annual incentive program or mid- and long-term incentive program for 2008, with the exception that the relative Total Shareholder Return (TSR) performance standard has been retained only on the PSUs awarded to senior Executive Leadership Team (ELT) officers.

As part of the Compensation Committee's due diligence to confirm the linkage between pay and performance, in 2007, the Compensation Committee reviewed the actual amounts paid and accrued to the President and Chief Executive Officer since his appointment against the incremental market capitalization of the Company. The data collected from this review were used to inform the decision-making for 2008 President and Chief Executive Officer compensation.

Management Proxy Circular  PETRO-CANADA        33

Stock Performance Graph

The following graph charts performance of an investment in the Company's common shares against each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming an investment of $100 on December 31, 2002, and accumulation and reinvestment of all dividends paid from that date through December 31, 2007.

34        PETRO-CANADA  Management Proxy Circular

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation of the Company's President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each of the three most highly compensated executive officers who were serving as executive officers on December 31, 2007. These executive officers are collectively referred to in this Circular as the Named Executive Officers.

Shares or Units Subject to Resale Restrictions
Name and Principal Position																		Annual Pension Service Cost [9]
				Annual Incentive[1]		Annual Bonus		Other Annual Compensation [2]		All Other Compensation [3,10]						Securities Under Options[6]
	Year	Salary										DSU[4]		PSU[5]						Total Compensation

Ron Brenneman President and Chief Executive Officer	2007 2006 2005	$ $ $	1,240,577 1,198,862 1,140,458	$ $ $	1,596,000 1,390,000 1,465,000	$ $ $	– – –	$ $ $	97,807 82,252 72,555	$ $ $	64,741 62,823 60,431	$ $ $	– 1,314,750 1,708,000	$ $ $	3,056,400 1,743,300 1,573,800	$ $ $	2,571,660 2,155,284 1,240,200	$ $ $	624,000 604,000 n/a	$ $ $	9,251,185 8,551,271 7,260,444

Boris Jackman Executive Vice-President, Downstream	2007 2006 2005	$ $ $	686,539 637,895 587,778	$ $ $	785,000 616,000 641,000	$ $ $	– – –	$ $ $	252 1,602 1,200	$ $ $	36,341 33,882 31,221	$ $ $	– 525,900 546,560	$ $ $	815,040 484,250 524,600	$ $ $	857,220 598,700 431,928	$ $ $	193,000 180,000 n/a	$ $ $	3,373,392 3,078,229 2,764,287

Peter Kallos[8] Executive Vice-President, International & Offshore	2007 2006 2005	$ $ $	632,100 661,919 510,978	$ $ $	529,200 513,540 330,594	$ $ $	– – –	$ $ $	– – 194,355	$ $ $	34,523 40,209 36,512	$ $ $	– – –	$ $ $	489,024 387,401 262,299	$ $ $	514,332 478,961 215,964	$ $ $	69,000 59,342 n/a	$ $ $	2,268,179 2,141,372 1,550,702

E. F. H. Roberts Executive Vice-President and Chief Financial Officer	2007 2006 2005	$ $ $	643,846 585,203 529,117	$ $ $	680,000 554,000 547,000	$ $ $	– – –	$ $ $	– – –	$ $ $	33,942 30,949 28,512	$ $ $	– 262,950 273,280	$ $ $	815,040 484,250 524,600	$ $ $	857,220 598,700 431,928	$ $ $	168,000 149,000 n/a	$ $ $	3,198,048 2,665,052 2,334,437

Neil Camarta[7] Senior Vice-President, Oil Sands	2007 2006 2005	$ $ $	464,808 425,000 47,404	$ $ $	365,000 296,000 36,199	$ $ $	– – –	$ $ $	– – –	$ $ $	24,500 22,474 2,472	$ $ $	– – –	$ $ $	529,776 338,975 –	$ $ $	571,480 419,100 –	$ $ $	153,000 162,000 n/a	$ $ $	2,108,564 1,663,549 86,075

1
For 2007, Mr. Kallos elected to take $98,000 and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. For 2006, Mr. Kallos elected to take $114,120, and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. (See Report on Executive Compensation – Mid- and Long-Term Incentive Plan – Deferred Stock Units (DSUs) on page 22).
2
For 2007, 2006 and 2005, for Mr. Jackman, amounts in this column relate to imputed interest on Company loans. The loan was paid out in full in 2007. In the case of Mr. Brenneman for 2007, the amount included $30,277 for a leased vehicle and $40,499 for financial counselling. In 2006, the amount includes $30,982 for a leased vehicle and $33,562 for financial counselling. In 2005, the amount includes $31,960 for a leased vehicle and $25,773 for financial counselling. In the case of Mr. Kallos, in 2005, the amount includes $20,443 (£10,203) for a vehicle allowance and $165,898 (£82,800) for temporary London relocation housing costs. Except for Mr. Brenneman in 2007, 2006, and 2005 and Mr. Kallos in 2005, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.
3
For Messrs. Brenneman, Jackman, Roberts and Camarta, these amounts represented the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For 2007, 2006 and 2005, the amounts for Mr. Kallos represented the contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans. For Mr. Kallos, these amounts were restated to represent a repayment in 2006 of his supplemental retirement allowance of $146,026 (£63,979) as a result of changes in the U.K. maximum pension allowance.
4
In 2006, an aggregate amount of 40,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (25,000, 10,000 and 5,000, respectively). In 2005, an aggregate amount of 74,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (50,000, 16,000 and 8,000, respectively). The values disclosed in the DSU column are based on the previous five-day average market value of Petro-Canada's common shares from the award date ($52.59 in 2006 and $34.16 in 2005) and have been adjusted for vesting conditions. Dividend equivalents are credited on a quarterly basis. This table excludes DSUs acquired by converting annual incentive awards into DSUs. The values for the DSUs are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer.
5
For 2007, an aggregate amount of 140,000 PSUs was awarded to Named Executive Officers as follows: Mr. Brenneman – 75,000; Mr. Jackman – 20,000; Mr. Roberts – 20,000; Mr. Kallos – 12,000; and Mr. Camarta – 13,000. In 2006, an aggregate amount of 88,750 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman – 45,000; Mr. Jackman – 12,500; Mr. Roberts – 12,500; Mr. Kallos – 10,000; and Mr. Camarta – 8,750. In 2005, an aggregate amount of 110,000 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman – 60,000; Mr. Jackman – 20,000; Mr. Roberts – 20,000; and Mr. Kallos – 10,000. The values disclosed in the Performance Share Unit column are restated by using a binomial pricing model based on the previous 20-day average market value of Petro-Canada's common shares from the award date ($50.94 in 2007, $49.66 in 2006 and $32.93 in 2005). Dividend equivalents are credited on a quarterly basis. The values for the PSUs are

Management Proxy Circular  PETRO-CANADA        35

  theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer and may vary from 0 to 150% of the 20-day average market value of Petro-Canada's common shares on the vesting date of the award.

6
In July 2005, the Board declared a two-for-one stock split effected in the form of a stock dividend, which was paid on September 14, 2005 to common shareholders of record at the close of business on September 3, 2005. As a result of the stock dividend and in accordance with the terms and conditions of the Company's stock option plan, the Board determined that the number of options held by, among others, Named Executive Officers to purchase common shares in the Company be adjusted to put the Named Executive Officers holding options in the same positions as they would have been in if they had exercised such options prior to the stock dividend. The amounts in this column for 2005 indicate the number of options that were granted to make this adjustment. The values for the stock options are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer.
7
Mr. Camarta's employment with the Company commenced on November 15, 2005.
8
As of December 31, 2007, 2006 and 2005, the British pounds sterling exchange rate from Canadian dollars was 1.9600, 2.2824 and 2.0036, respectively. The average exchange rate to British pounds sterling from Canadian dollars in 2007, 2006 and 2005 was 2.1497, 2.0858 and 2.2067, respectively.
9
Commencing January 1, 2006, Petro-Canada disclosed annual pension service costs for the Named Executive Officers. Prior to this time, only the increase in pension liability for the President and Chief Executive Officer was reported.
10
2006 "Other Annual Compensation" for Mr. Kallos was not reported due to administrative error. This oversight is corrected in the data above.

Equity Compensation Plans

The Company has an Employee Stock Option Plan (the Option Plan) which provides for the granting of options to purchase common shares to employees (including executive officers) of the Company and its subsidiaries. In 2007, the Company introduced an Employee Stock Appreciation Rights Plan (the SAR Plan) which provides for the granting of stock appreciation rights to employees (including executive officers) of the Company and its subsidiaries. Stock options and stock appreciation rights are integral components of the compensation and incentive program for employees. Non-employee Directors are not eligible to participate in the Option Plan or SAR Plan.

In 2007, approximately 50% of the Company's competitive mid – and long-term incentive pay for Named Executive Officers was awarded through stock options or SARs and approximately 50% was awarded through the PSU Plan (described under the heading Report on Executive Compensation – Mid- and Long-Term Incentive Plan on page 21). Special DSU awards may also be made from time to time to recognize the achievement of an executive officer. Select employees not in senior management were also granted stock options to recognize exceptional performance and encourage long-term commitment to the Company and its objectives.

Terms of the Option Plan

Since 2004, options granted under the Option Plan have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. Each option granted before 2004 under the Option Plan has a maximum term of 10 years. All options are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee at the time the option is granted. The exercise price per share cannot be less than the closing price of the common shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes to be made to the Option Plan or to outstanding options, which would materially adversely affect the rights of option holders. The Compensation Committee may make administrative adjustments to keep holders neutral if the share structure of the Company was altered.

The Option Plan provides that the maximum number of common shares reserved for issuance to any one option holder can not exceed 5% of the total number of common shares outstanding at the time of grant. The maximum number of common shares that can be issued to insiders when combined with any other share compensation arrangement is 10% of the common shares issued and outstanding. Unless otherwise determined at the time of grant, (1) in the event of the death or voluntary retirement of an option holder, all the option holder's options shall immediately vest and the expiry of the options may be accelerated, and (2) in the event of the termination of the option holder's employment with cause or the voluntary resignation of the option holder (other than at retirement), all the option holder's options shall immediately expire.

In 2004, shareholders approved an amendment to the Option Plan to include a Cash Payment Alternative (CPA). The CPA gives the Board of Directors the authority to offer holders of options granted after December 31, 2003 the right to surrender vested options for

36        PETRO-CANADA  Management Proxy Circular

cancellation in return for a direct cash payment from the Company. This change reduces the dilutive effects of such grants and provides option holders with essentially the same amount as they would realize in exercising their options and immediately selling the common shares issued upon exercise. Common shares subject to any option surrendered using the CPA feature are available for future options granted under the Option Plan, as is the case for expired or cancelled options that have not been exercised.

Terms of the Employee Stock Appreciation Rights Plan (SARs)

SARs are based on the price of the Company's common shares as at the date of the grant. SARs have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee at the time the SARs are granted.

Equity Compensation Plan Information

	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights

Equity Compensation Plans Approved By Security Holders	21,045,564	8,860,997	$34.03

The Company does not have any equity compensation plans not previously approved by shareholders.

Grants of Stock Options and SARs

The following table shows options and SARs granted to each Named Executive Officer during 2007.

Option Grants during the Most Recently Completed Financial Year

Participant Name	Date of Grant	Securities Under Options Granted [1]	% of Total Options Granted to All Participants in the Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of the Grant ($)	Expiry Date

Ron Brenneman	February 23, 2007	225,000	6.72%	43.96	43.96	Feb. 22, 2014
Boris Jackman	February 23, 2007	75,000	2.24%	43.96	43.96	Feb. 22, 2014
Peter Kallos	February 23, 2007	45,000	1.19%	43.96	43.96	Feb. 22, 2014
E.F.H. Roberts	February 23, 2007	75,000	2.24%	43.96	43.96	Feb. 22, 2014
Neil Camarta	February 23, 2007	50,000	1.49%	43.96	43.96	Feb. 22, 2014

1
These amounts refer to the number of SARs and of common shares for which options to purchase were granted during 2007. The options vest at a rate of 25% per year cumulatively, commencing one year after the date of grant. With the exception of Mr. Kallos, all amounts in this column reflect stock options granted to the Named Executive Officer. Instead of stock options, the number for Mr. Kallos reflects SARs granted to him as a portion of his compensation in 2007.

Management Proxy Circular  PETRO-CANADA        37

Stock Options and SARs Exercised

The following table provides information concerning the exercise of options and SARs by each of the Named Executive Officers during the financial year ended December 31, 2007 and the financial year-end value of unexercised options and SARs.

Aggregated Option and SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

Participant Name	Securities Acquired on Exercise[1] (#)	Aggregate Value Realized ($)	Unexercised Options and SARs at Financial Year End[1] (Exercisable/Unexercisable) (#)	Value of Unexercised-in-the-Money Options and SARs at Financial Year End[2] (Exercisable/Unexercisable) ($)

Ron Brenneman	326,200	11,628,850	630,300 / 487,500	16,691,480 / 4,878,825
Boris Jackman	10,000	425,900	465,500 / 157,500	14,844,275 / 1,678,725
Peter Kallos	–	–	47,500 / 97,500	848,825 / 922,425
E.F.H. Roberts	–	–	260,500 / 155,000	7,167,500 / 1,617,350
Neil Camarta	–	–	8,750 / 76,250	10,413 / 495,738

1
The amounts in this column refer to common shares of the Company.
2
The closing price of the common shares of the Company on the TSX on December 31, 2007 was $53.25.

Pension Plans

Messrs. Jackman and Roberts are covered by individual retiring allowance agreements and by the Petro-Canada Registered Pension Plan (defined benefit option), a closed pension plan that covered all permanent Canadian employees of the Company prior to July 1, 1996.

The following table shows the total annual retirement benefit payable under both the registered pension plan and retiring allowance agreements at age 60, the earliest age at which an unreduced retirement benefit is available.

Pension Plan Table

	Years of Service
Remuneration* ($)
	15	20	25	30	35

400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000
1,400,000	420,000	560,000	700,000	840,000	980,000

*
As described in the following paragraph.

38        PETRO-CANADA  Management Proxy Circular

Mr. Jackman's and Mr. Roberts' retirement benefit is equal to 2% per year of service, including industry service, to a maximum of 35 years, multiplied by the average of the highest three consecutive years of base salary in the final 10 years of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service. Mr. Jackman has 10 years additional pension service granted at time of hire. Mr. Roberts has 5 years additional pension service granted January 20, 2000.

In the event of death after retirement, 50% of the retirement benefit will be continued for the life of the executive officer's spouse, subject to a minimum of 60 monthly payments from the date of retirement. Under the retiring allowance agreements, no benefit is payable, neither on voluntary resignation before the age of 55 nor on early retirement prior to normal retirement age, without the Company's approval.

Mr. Kallos is covered under the Petro-Canada U.K. Pension & Life Assurance Plan, a closed pension plan that was available prior to January 2007 to the Company's permanent U.K. employees. Once Mr. Kallos reaches the lifetime limit on the pension value that is tax preferred, he may choose to receive a cash allowance equal to 15% of his base salary in lieu of continued pension plan coverage.

The following table shows the total annual retirement benefit payable under the Petro-Canada U.K. Pension & Life Assurance Plan, assuming:

•
the plan participant opts out of continued coverage when the lifetime tax preferred limit is reached; and

•
there has been no pension benefit earned before coverage under this plan.

Pension Plan Table

	Years of Service
Remuneration* ($)
	5	10	15	20	25

509,600	47,185	94,370	141,555	176,400	176,400
588,000	54,444	108,889	163,332	176,400	176,400
666,400	61,702	123,407	176,400	176,400	176,400
744,800	68,962	137,925	176,400	176,400	176,400

*
As described in the following paragraph.

Mr. Kallos' retirement benefit under this final salary scheme is equal to one fifty-fourth of his final salary per year of service. No accredited years of service were granted or transferred in. In the event of the death of Mr. Kallos after retirement, 66.66% of the retirement benefit will be continued for the life of his spouse and dependent children for as long as the children meet the eligibility requirements.

Mr. Brenneman and Mr. Camarta are covered by a Supplemental Executive Retirement Plan (SERP) and by the Petro-Canada registered pension plan (defined contribution option), a pension plan covering all of the Company's permanent Canadian-based employees.

The following table shows the total annual retirement benefit payable under both the registered pension plan and the SERP at age 60, the earliest age at which an unreduced retirement benefit is available.

Management Proxy Circular  PETRO-CANADA        39

Pension Plan Table

	Years of Service
Remuneration* ($)
	15	20	25	30	35

700,000	157,500	210,000	262,500	315,000	367,500
800,000	180,000	240,000	300,000	360,000	420,000
900,000	202,500	270,000	337,500	405,000	472,500
1,000,000	225,000	300,000	375,000	450,000	525,000
1,100,000	247,500	330,000	412,500	495,000	577,500
1,200,000	270,000	360,000	450,000	540,000	630,000
1,300,000	292,500	390,000	487,500	585,000	682,500
1,400,000	315,000	420,000	525,000	630,000	735,000
1,500,000	337,500	450,000	562,500	675,000	787,500
1,600,000	360,000	480,000	600,000	720,000	840,000
1,700,000	382,500	510,000	637,500	765,000	892,500
1,800,000	405,000	540,000	675,000	810,000	945,000
1,900,000	427,500	570,000	712,500	855,000	997,500
2,000,000	450,000	600,000	750,000	900,000	1,050,000
2,100,000	472,500	630,000	787,500	945,000	1,102,500
2,200,000	495,000	660,000	825,000	990,000	1,155,000
2,300,000	517,500	690,000	862,500	1,035,000	1,207,500
2,400,000	540,000	720,000	900,000	1,080,000	1,260,000
2,500,000	562,500	750,000	937,500	1,125,000	1,312,500
2,600,000	585,000	780,000	975,000	1,170,000	1,365,000
2,700,000	607,500	810,000	1,012,500	1,215,000	1,417,500
2,800,000	630,000	840,000	1,050,000	1,260,000	1,470,000
2,900,000	652,500	870,000	1,087,500	1,305,000	1,522,500
3,000,000	675,000	900,000	1,125,000	1,350,000	1,575,000
3,100,000	697,500	930,000	1,162,500	1,395,000	1,627,500
3,200,000	720,000	960,000	1,200,000	1,440,000	1,680,000
3,300,000	742,500	990,000	1,237,500	1,485,000	1,732,500
3,400,000	765,000	1,020,000	1,275,000	1,530,000	1,785,000

*
As described in the following paragraph.

Mr. Brenneman's and Mr. Camarta's retirement benefit is equal to 1.5% per year of service times the average of the highest three consecutive years of the sum of base salary plus annual incentive in the final 10 years of service. In the event of the death after retirement, 60% of the retirement benefit will be continued for the life of the executive officer's spouse. Under the SERP, no benefit is payable on early retirement before normal retirement age without the Company's approval. For the first five years of Mr. Brenneman's employment, his accredited service accrued at the rate of two years for every year of actual service.

40        PETRO-CANADA  Management Proxy Circular

Additional Pension Disclosure for Company's Named Executive Officers

	Years of Service (Years)		Annual Benefit Payable
					Accrued Obligation at December 31, 2006[3]	2007 Service Cost[4]	Other Changes in Obligation[5]	Accrued Obligation at December 31, 2007[6]
Name	December 31, 2007	Age 65	December 31, 2007[1]	Age 65[2]

Ron Brenneman	13.0	16.5	508,000	652,000	7,475,000	624,000	70,000	8,169,000
Boris Jackman	24.9	30.4	283,000	391,000	4,032,000	193,000	561,000	4,786,000
Peter Kallos7,[8]	4.8	21.2	–	61,000	343,000	69,000	16,000	428,000
E.F.H. Roberts	23.3	31.6	242,000	409,000	3,704,000	168,000	527,000	4,399,000
Neil Camarta[7]	2.1	12.7	–	146,000	173,000	153,000	31,000	357,000

1
Based on final average earnings and credited service to the date stated.
2
Based on current pensionable earnings and credited service to the age stated.
3
The accrued obligation is the value of the projected pension earned for service to December 31, 2006. The values were determined using the same methods and assumptions used for corporate financial reporting, including a discount rate of 5.2% for Mr. Kallos and 5% for the remaining officers.
4
The service cost was the value of the projected pension earned in 2007. The values were determined using the same methods and assumptions as for corporate financial reporting, including a discount rate of 5.2% for Mr. Kallos and 5% for the remaining officers.
5
Includes the impact of changes between actual and assumed compensation, interest on the beginning-of-year obligation and service cost, changes in actuarial assumptions and any experienced gains/losses.
6
The accrued obligation was the value of the projected pension earned for service to December 31, 2007. The values were determined using the same methods and assumptions as for corporate financial reporting, including a discount rate of 5.9% for Mr. Kallos and 5.25% for the remaining officers.
7
Neither Mr. Kallos nor Mr. Camarta is eligible for early retirement as at December 31, 2007.
8
All benefit, obligation and service cost data for Mr. Kallos are converted to Canadian dollars using the exchange rate as at December 31, 2007 ($1.96000). The value of the employee contributions paid by Mr. Kallos to the pension plan was included in the service cost and accrued obligations reported in the table. The annual benefit payable at age 65 for Mr. Kallos assumes he will opt out of continued coverage when the lifetime tax preferred limit is reached and takes into account pension benefits already earned by him before entering into the Petro-Canada U.K. Pension Plan.

Contracts Relating to Termination of Employment

The Company has contracts relating to termination of employment with some of the Named Executive Officers. In the event of termination of employment by the Company without just cause, each of the Executive Officers named in this paragraph, is entitled to a lump sum payment. Each of Messrs. Jackman, Roberts and Brenneman is entitled to a lump sum payment equal to base salary as of the termination date, plus the average of the incentives earned in respect of the three years prior to the date of termination, multiplied by a notice period. Mr. Kallos is entitled to a lump sum payment equal to base salary as of termination date multiplied by a notice period. The notice period for Messrs. Jackman and Roberts is two and one half years and for Mr. Brenneman is three years and for Mr. Kallos is 12 months. For the purposes of calculating the Named Executive Officer's retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period.

Indebtedness of Directors and Executive and Senior Officers

As of the date of this Management Proxy Circular, there is no indebtedness to the Company or any of its subsidiaries by any present or former Directors or officers of the Company. Petro-Canada has a policy that prohibits any loans to its Directors or officers.

Management Proxy Circular  PETRO-CANADA        41

Directors and Officers Insurance Program

Petro-Canada maintains Directors and Officers liability insurance to an aggregate annual limit of $165 million. The policy provides coverage in two parts:

(i)
Corporate Reimbursement Coverage – This coverage reimburses the Company for amounts lawfully paid to its Directors or officers under the corporate indemnity; and

(ii)
Directors and Officers Coverage – This coverage pays for losses incurred by each insured Director or officer in situations where the Company either chooses not to indemnify or is unable (either legally or financially) to indemnify the Director or officer.

The deductible is $11 million for the Corporate Reimbursement Coverage and there is no deductible for the Directors and Officers Coverage. The premium in respect of the individual reimbursement provision was approximately $650,000 for the 2007 financial year. The Corporate Reimbursement Coverage does not distinguish between the Directors and officers as separate groups.

Returning Cash to Shareholders

Petro-Canada's priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

Total dividends paid in 2007 were $255 million, compared with $201 million in 2006.

In 2004, Petro-Canada initiated a Normal Course Issuer Bid (NCIB) program, which was renewed in 2005, 2006 and 2007. The current program, which extends to June 21, 2008, entitles the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. In 2006, the Company used cash generated by high commodity prices in excess of capital expenditures supplemented with the proceeds from the sale of the mature Syrian assets, to buy back shares. In 2007, cash generated by high commodity prices in excess of capital expenditures was used to buy back shares.

	Shares Repurchased		Average Price		Total Cost

Period	2007	2006	2007	2006	2007	2006

Full year	15,998,000	19,778,400	$52.42	$51.10	$839 million	$1,011 million

Corporate Governance Summary

Petro-Canada's Board of Directors believes that superior corporate governance practices are essential to the Company's success and, therefore, the Board is committed to continuous improvement. The Board and management, working together, maintain a best-practices standard in all the Company's corporate governance initiatives. The Corporate Governance and Nominating Committee (the Governance Committee) reviews corporate governance trends and issues every time it meets.

Throughout this summary, there are references to information available on our website. Everything mentioned can be found at www.petro-canada.ca. The Company's website, although referenced, does not form part of this Circular.

Governance Committee Responsibilities

The Governance Committee is responsible for overseeing the Company's corporate governance matters and making appropriate recommendations to the Board. In particular, it helps the Board to:

•
monitor changes in best practices for governance and reporting;

•
address developments in applicable regulatory and legislative frameworks;

42        PETRO-CANADA  Management Proxy Circular

•
assess the size, competencies and skills of the Board;

•
propose nominees for election to the Board;

•
oversee the conduct of the Board, Committee and Director evaluation processes; and

•
oversee the orientation and education of Board members.

2007 Governance Initiatives

This year, the Governance Committee completed a number of governance initiatives, including:

•
recommending adopting a majority vote policy;

•
performing its annual review of the Board membership in connection with succession planning;

•
recommending Daniel Valot to the Board;

•
supporting management's recommendations on updates to the Company's public disclosure policy and procedures;

•
with the assistance of an outside consultant, redesigning the annual Board review process; and

•
revising the Corporate Governance Handbook.

Corporate Governance Practices

Petro-Canada is a Canadian integrated oil and gas company with common shares listed on the TSX as PCA and the NYSE as PCZ. The Company's corporate governance practices substantially follow the rules and guidelines from both Canadian and U.S. securities regulators, including the following:

Canadian	National Instrument 58-101 (Disclosure of Corporate Governance Practices)
National Policy 58-201 (Corporate Governance Guidelines)
National Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings)
Multilateral Instrument 52-110 (Audit Committees) (MI 52-110)
U.S.	Sarbanes-Oxley Act of 2002 (SOX)
NYSE Corporate Governance Standards for U.S domestic issuers (NYSE Standards)[1]

1
Although the NYSE Standards do not apply to Petro-Canada, the Company's corporate governance practices substantially comply with these standards.

Board Composition and Independence

The Company's Articles require the Board of Directors to have a minimum of nine and a maximum of 13 Directors. Petro-Canada's Board consists of qualified members with backgrounds that help the Company to meet its performance targets. The Board has proposed 11 nominees for election to the Board. Ten nominees are independent under MI 52-110, the NYSE Standards and SOX; Ron A. Brenneman, Petro-Canada's President and Chief Executive Officer, is the one nominee who is not independent. The Governance Committee annually reviews the size and effectiveness of the Board as a whole, and the skills and contributions of its members. The Company has an annual process to confirm details on Directors' current employers, other directorships, shareholdings and business relationships. This helps in deciding each Director's independence.

This year, the Governance Committee has recommended to the Board the 11 nominees as having the appropriate mix of experience and skill to oversee the stewardship of Petro-Canada. A brief description of each Director can be found under Nominees for Election to the Board of Directors starting on page 10.

Management Proxy Circular  PETRO-CANADA        43

Board Roles and Responsibilities

The Board supervises the management of Petro-Canada and is responsible for its overall stewardship. A complete mandate is attached as Appendix A to this Circular. In summary, the Board is responsible for:

•
management selection, retention, succession and remuneration;

•
overseeing the development of the Company's business strategy and monitoring its progress;

•
approving significant Company policies and procedures;

•
timely and accurate reporting to shareholders and public filing of documents; and

•
approving major Company decisions and documents, including such things as audited financial statements, declarations of dividends, offering circulars and initiation of bylaw amendments.

The Board meets at least six times per year and schedules in camera sessions at each meeting. In 2007, there were nine Board and in camera meetings. Prior to each meeting, the Chair solicits recommendations from Board members on matters that should be brought before the Board. All Directors receive a meeting agenda and background material on agenda items prior to each meeting so that they have the opportunity to review and consider the items that will be discussed. Individual Directors will notify the Board of a material interest in any matter that the Board is considering. The interested Board member is not entitled to participate in Board discussions or vote on the particular matter at the meeting.

The Board Mandate (attached to the Circular as Appendix A) and Terms of Reference for an individual Director contain more detail on the membership, procedures and responsibilities of the Board. These documents can be found in the Corporate Governance Handbook on the Company's website.

Board Committees

The Board has five standing Committees:

•
Audit, Finance and Risk (Audit Committee)

•
Corporate Governance and Nominating (Governance Committee)

•
Environment, Health and Safety (EH&S Committee)

•
Management Resources and Compensation (Compensation Committee)

•
Pension (Pension Committee)

All members of the Committees are independent and in camera sessions are scheduled at each Committee meeting. The Governance Committee makes recommendations to the Board regarding the individuals to be appointed as Committee members and Chairs. The Chair on each Committee is responsible for the management, development and effective performance of their Committee. The Chair provides leadership to the Committee, with an aim to fulfilling the Committee's mandate and other matters delegated to it by the Board. The Committee Chairs' Mandates are available in the Corporate Governance Handbook on the Company's website.

The following summarizes the Committees' responsibilities. Each Committee Mandate contains details of its membership, procedures and responsibilities. The details can be found in the Corporate Governance Handbook on the Company's website.

Audit Committee

All members of the Audit Committee are independent and financially literate. One member is recognized as a "financial expert" in accordance with SOX requirements. In camera sessions are held at each Audit Committee meeting, of which there were seven in 2007.

44        PETRO-CANADA  Management Proxy Circular

The Audit Committee helps the Board with (i) all matters relating to the external and contract internal auditors, (ii) reviewing and approving the audited financial statements, (iii) reviewing litigation claims, reserves data and related disclosures and (iv) overseeing accounting and risk management policies, reporting practices and internal controls.

Governance Committee

All members of the Governance Committee are independent. The Governance Committee helps the Board with (i) developing and complying with corporate governance policies and procedures, (ii) recommending candidates for election to the Board and its Committees, (iii) assessing the management, development and effective performance of the Board, its Committees, and their respective Mandates and Charters, and (iv) orientation, education and development of Board members. In 2007, there were four Committee and in camera meetings.

EH&S Committee

All members of the EH&S Committee are independent and in camera sessions are held at each meeting. In 2007, there were three Committee and in camera meetings. The EH&S Committee helps the Board with (i) setting strategies, goals, policies and procedures in connection with environment, health and safety matters, (ii) monitoring Petro-Canada's performance in relation to these matters, and (iii) complying with environment, health and safety legislation, other related regulatory provisions and public policy.

Compensation Committee

All members of the Compensation Committee are independent and in camera sessions are held at each meeting. In 2007, there were three Committee and in camera meetings. The Compensation Committee helps the Board with setting the compensation for the President and Chief Executive Officer and other senior officers, as well as overseeing the plans for (i) compensation, development and retention of employees, (ii) succession planning for senior officers and (iii) general compensation and human resources policies and issues.

Pension Committee

All members of the Pension Committee are independent and in camera sessions are held at each meeting. In 2007, there were two Committee and in camera meetings. The Pension Committee helps the Board with (i) setting strategies, goals, policies and procedures for the Company's pension plan, (ii) effectively governing the pension plan and (iii) monitoring the pension plan's financial position and its compliance with legislative, regulatory and internal policy requirements.

Position Descriptions

Chair of the Board

The Chair of the Board is an independent Director whose position is separate from the President and Chief Executive Officer. The Chair leads the Board and is responsible for enhancing its effectiveness. The Chair also acts as an advisor to the President and Chief Executive Officer and to other officers in all matters concerning the management of Petro-Canada. The Governance Committee annually reviews the performance of the Chair of the Board.

President and Chief Executive Officer

The President and Chief Executive Officer leads Petro-Canada's Executive Leadership Team. He is responsible for the strategic direction of the Company and its sound management and performance. Annually, the Chair of the Board and the Chair of the

Management Proxy Circular  PETRO-CANADA        45

Compensation Committee canvas the Board members for their input on the President and Chief Executive Officer's performance, request input and comments from other officers as they may see fit and have a detailed discussion with the President and Chief Executive Officer. The Compensation Committee then recommends to the Board the compensation of the President and Chief Executive Officer for the upcoming year.

Detailed position descriptions for the Chair of the Board, the President and Chief Executive Officer, and the Corporate Secretary are published in the Corporate Governance Handbook, which is on the Company's website.

Board Compensation

The Governance Committee annually reviews Directors' compensation and makes recommendations to the Board as to the appropriate fees and expenses to be paid in regard to being a Director, Chair of the Board, Committee Chair and Committee member. The main objective is to have the compensation realistically reflect the responsibilities and risk involved in being a member of the Board of Directors. The Governance Committee makes use of survey information on the compensation practices for the Boards of other large Canadian public companies.

Director Orientation and Continuing Education

As part of the Board of Director's orientation program, upon their appointment, each new Director reviews copies of:

•
business plan and implementation strategy;

•
annual disclosure documents;

•
minutes of the Board and Committee meetings for the past year;

•
Corporate Governance Handbook; and

•
Code of Business Conduct.

Each new Director has one-on-one sessions with each of the business unit leaders. As required, the Company arranges a mentor for every new Director to help them learn about the Company's operations.

Petro-Canada encourages all Directors to take advantage of continuing education programs. The Company supports Directors through a cost-sharing arrangement or by paying all reasonable expenses. Petro-Canada also provides a number of in-house education sessions, such as tours of the Company's facilities and technical paper presentations. Also at each meeting, the Board is provided with an update from a selected business unit. All Directors are provided with agendas for all Committee meetings and may attend any Committee meetings, whether or not they are a Committee member. In 2007, Directors participated in:

•
Human Resources strategy session presented by Andrew Stephens, Senior Vice-President, Corporate Relations;

•
site tour at the Edmonton refinery, hosted by Dan Sorochan, Vice-President, Supply, Neil Camarta, Senior Vice-President, Oil Sands and Tom Day, Refinery, General Manager;

•
Unconventional gas seminar presented by Francois Langlois, Vice-President, Western Canada Production and Exploration;

•
Strategic Offsite presented by the Executive Leadership Team;

•
Accounting for Future Income Taxes presented by Jolienne Guillemaud, Assistant Controller; and

•
Investor Relations and Community Partnership Program updates (on a quarterly basis the Board is provided with a written investor relations report), presented by Andrew Stephens, Senior Vice-President, Corporate Relations, and Ken Hall, Director, Investor Relations.

In addition, Daniel Valot completed his new Director orientation and Maureen McCaw completed a module at the Institute of Corporate Directors (ICD).

46        PETRO-CANADA  Management Proxy Circular

Director Retirement

The Board of Directors has adopted a retirement policy under which the retirement age for Directors has been set at 72 years. Directors 72 years of age will not be eligible to stand for re-election at the next Annual Meeting of shareholders of the Company. Directors who turn 72 during their term are eligible to finish out that term. The Governance Committee has authority to recommend a Director for re-election after reaching 72 if it considers such a recommendation to be in the best interests of the Company.

Performance Evaluation

The Governance Committee annually reviews the size, composition, Charters and membership of the Board and each Board Committee and, together with the Chair of the Board, leads a process for evaluating the effectiveness of the Board, its Committees and the contribution of Board members. Every Director participates in the annual performance evaluation review. The review process consists of questionnaires to elicit discussion and then broad ranging interviews. The Chair of the Governance Committee and the Chair of the Board each have separate interviews with the Directors. The results of the evaluation process are reviewed at the Governance Committee and at the Board.

Ethical Business Conduct

Code of Business Conduct – All Board members, employees and contractors must follow Petro-Canada's Code of Business Conduct (the Code), which is available on the Company's website. The Code provides guidance on such things as ethical business conduct generally, conflicts of interest, dealing with confidential information, insider information and the Policy for the Prevention of Improper Payments. The Code is reviewed annually by the Governance Committee. The Board has not granted any waiver of the Code; therefore, no material change report has been filed in this regard.

Annual certifications are provided to the Governance Committee by Petro-Canada's executive officers, verifying that (i) they adhere to the Code, (ii) the Code is regularly communicated and (iii) their employees adhere to the Code. Employees take electronic training on the Code's content and certify their compliance every two years. All new employees must certify that they will comply with the Code during their employment.

Senior Financial Officers – Petro-Canada's senior financial officers provide annual certifications under the Company's Code of Ethics for Financial Officers. The President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer certify the Company's quarterly and annual financial statements for filing with the Canadian and U.S. securities regulators.

Whistleblower Hotline – With the Company's whistleblower hotline, employees can report questionable accounting or auditing matters on an anonymous and confidential basis. The Chief Compliance Officer oversees the whistleblower hotline and reports complaints received through the hotline to the Chair of the Audit Committee.

Disclosure Policy – Petro-Canada has adopted a Public Disclosure Policy to govern the dissemination of information to the public and further its aim of providing clear and complete disclosure in a timely manner while complying with all securities regulations. The procedure operating under this Policy establishes a committee that is led by the Executive Vice-President and Chief Financial Officer, with representatives from certain business and shared services units of the Company. Different types of disclosure are approved by all or part of the Committee, as the circumstances warrant. The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer must approve all material financial disclosures.

Management Proxy Circular  PETRO-CANADA        47

Other Business

Submission Date for 2009 Shareholder Proposals

Petro-Canada occasionally receives shareholder proposals on items that a shareholder wishes be included in the Management Proxy Circular for discussion at the Annual General Meeting. In December 2007, Petro-Canada received two shareholder proposals: one from Comite syndical national de retraite Bâtirente (Bâtirente) on revenue transparency and another from the Carpenters' Local 27 Benefit Trust Fund on majority voting. Petro-Canada engaged in dialogue with both parties to understand their issues and seek a collaborative resolution. Petro-Canada affirmed to Bâtirente its support for revenue transparency as a means to mitigate corruption and promote economic and social stability in the regions in which it operates. The Company also demonstrated the Board's progressive move toward governance best practices with Directors now requiring a majority vote in order to be elected unconditionally to Petro-Canada's Board. This open dialogue resulted in both parties withdrawing their proposals.

The Canada Business Corporations Act, the general corporate statute that governs Petro-Canada, provides that the Company must receive shareholder proposals by December 3, 2008 to consider including them in the Management Proxy Circular and the Proxy Form. Both documents are for the 2009 Annual Meeting of Shareholders, which we expect to hold on April 28, 2009.

Annual Disclosure Documents

Management anticipates that we will be mailing this Management Proxy Circular and the accompanying Proxy Form to shareholders on or about March 24, 2008. Unless otherwise stated, the information we provide here is as of March 7, 2008.

To obtain copies of this Management Proxy Circular, the Company's Annual Information Form for the year ended December 31, 2007, or the Company's Annual Report (which includes the Company's Consolidated Financial Statements and Management's Discussion and Analysis) for the year ended December 31, 2007:

(i)
go to the Company's website at www.petro-canada.ca to make copies, or

(ii)
request mailed copies from the Corporate Secretary, 150 – 6 Avenue S.W., Calgary, Alberta T2P 3E3.

You may also access Petro-Canada's disclosure documents and any reports, statements or other information that Petro-Canada files with Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval that is commonly known by the acronym SEDAR. You may access it at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Data Gathering, Analysis and Retrieval System, commonly known by the acronym EDGAR, and accessed at www.sec.gov.

Board of Directors Approval

The Board of Directors of Petro-Canada has approved the contents and sending of this Management Proxy Circular.

Hugh L. Hooker
Corporate Secretary

48        PETRO-CANADA  Management Proxy Circular

Appendix A

Board of Directors Mandate

The Board of Directors of Petro-Canada (the Board) will carry out the procedures, responsibilities and duties set out below. In doing so, the Board shall oversee the management of the Company's business and affairs in the interests of the shareholders, while continually monitoring the integrity of the Company, its officers and employees.

Board Composition

1.
The Board of Directors should consist of a cross-section of highly professional and competent members with the necessary disciplines to facilitate the Company meeting its legal, financial, operational and societal objectives.

2.
The election of Directors occurs at the Annual General Meeting and is for a term of one year.

3.
The Company's Articles provide that the Board shall consist of a minimum of nine and a maximum of 13 Directors.

4.
A majority of the members of the Board of Directors shall be independent pursuant to applicable legislation and regulations.

Meetings

5.
The Chair shall solicit from the members of the Board recommendations as to matters to be brought before the Board, which matters shall receive a fair hearing at the Board meeting. The Board will meet at least six times per year. A quorum for meetings is a majority of Directors.

6.
A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of relevant materials. Senior management will be made accessible to Board members at Board and Committee meetings and at such other times as the Board members may request.

7.
A Director may participate in a meeting of the Board or of a Committee by means of telephone or other communications facilities which permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. If a regular meeting has been convened, telephone participation in the meeting by individual Board members is discouraged, except in special circumstances.

Remuneration

8.
Remuneration of the Board will be established upon the recommendation of the Corporate Governance and Nominating Committee and shall be generally in line with that paid by other Canadian controlled public companies of a similar size and type.

Duties and Responsibilities of the Board of Directors

9.
The Board of Directors is responsible for the supervision of the management of the Company's business and affairs. It has the statutory authority and obligation to oversee the maintenance and protection of the assets of the Company in the interest of all shareholders.

10.
Although Directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

11.
The involvement and commitment of Directors is evidenced by regular Board and Committee attendance, preparation and active participation in setting goals, and requiring performance for the benefit of shareholders.

Management Proxy Circular  PETRO-CANADA        49

12.
While the Board is called upon to "manage" the business, this is done through delegation to the President and Chief Executive Officer, who is charged with the day-to-day management of the Company. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, management keeps the Board fully informed of the progress of the Company toward the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

13.
The Board operates by delegating certain of its responsibilities and authority, including spending authorization, to management and reserving certain powers to itself. Its principal duties fall into the following Categories.

14.
Management Selection, Retention, Succession and Remuneration

(i)
Subject to the Articles and Bylaws of the Company, the Board manages its own affairs, including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing Committees, establishing the Charters and duties of the Board and its Committees, and determining Board compensation.

(ii)
The Board has responsibility for the appointment and replacement of the President and Chief Executive Officer, for monitoring President and Chief Executive Officer performance, and for determining President and Chief Executive Officer compensation.

(iii)
The Board has responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer, and for overseeing the implementation of adequate management succession mechanisms.

(iv)
The Board must satisfy itself as to the integrity of the President and Chief Executive Officer and other executive officers, and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.

15.
Strategy Determination

(i)
The Board has the responsibility to participate directly, or through its Committees, in developing and approving the mission of the business, its objectives and goals, and the strategy for the achievement of such objectives and goals.

(ii)
The Board has responsibility to promote congruence between shareholders' expectations, Company goals and objectives, and management performance.

16.
Monitoring and Acting

(i)
The Board has responsibility to monitor the Company's progress toward its goals, and to revise and alter its direction in light of changing circumstances.

(ii)
The Board has responsibility to provide advice and counsel to the President and Chief Executive Officer, and to take action when performance falls short of its goals or other special circumstances warrant.

17.
Policies and Procedures

(i)
The Board has responsibility to approve and monitor compliance with all significant policies and procedures by which the Company operates.

(ii)
The Board has a responsibility to monitor the Company's operations, particularly whether its operators comply with applicable laws and regulations, and ethical and moral standards.

50        PETRO-CANADA  Management Proxy Circular

18.
Reporting to Shareholders

(i)
The Board has responsibility for monitoring the performance of the Company and the adequate and timely reporting of such performance to shareholders, other security holders and regulators on a timely and regular basis.

(ii)
The Board has responsibility for overseeing the report of audited annual financial statements in accordance with generally accepted accounting standards, and for reviewing the Company's quarterly financial statements before publication.

(iii)
The Board has responsibility for the timely reporting of any developments that have a significant and material impact on the value of the Company or its publicly traded securities.

19.
General Legal Obligations

(i)
To manage the business and affairs of the Company.

(ii)
To act honestly and in good faith with a view to the best interests of the Company.

(iii)
To exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(iv)
To act in accordance with the Petro-Canada Public Participation Act, the Canada Business Corporations Act, securities, environmental, and other relevant legislation, and the Company's articles and bylaws.

(v)
To consider as the full Board and not delegate to a Committee:

(A)
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(B)
the filling of a vacancy among the Directors or the Company's auditor;

(C)
the manner and the terms of the issuance of securities;

(D)
the declaration of dividends;

(E)
the purchase, redemption or any other form of acquisition of shares issued by the Company;

(F)
the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(G)
the approval of a Management Proxy Circular;

(H)
the approval of annual financial statements;

(I)
the approval of any takeover bid circular or Directors' circular; or

(J)
the adoption, amendment or repeal of Bylaws of the Company.

Board Committees

Purpose

20.
The Board may establish, seek the advice of, and delegate responsibilities to Committees of the Board.

21.
Committees undertake detailed examination of specific aspects of the Company as outlined in their charters. They provide a smaller, more intimate forum than full Board meetings and are designed to be more conducive to exhaustive and forthright discussion.

Management Proxy Circular  PETRO-CANADA        51

22.
Committees analyse in-depth policies and strategies that are developed by management. They examine alternatives and, where appropriate, make recommendations to the full Board.

23.
Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. The Board reserves the right to oversee, review and approve Committee activity.

Membership

24.
Subject to the Bylaws of the Company, the Chairs and members of Committees are recommended by the Chair of the Board, in consultation with the Chair of the Corporate Governance and Nominating Committee, and appointed by the Board.

25.
Committees should be made up of not less than three and not more than five Directors.

26.
The Chair of the Board shall be an ex-officio member of each Committee.

Procedures

27.
The Chair of each Committee shall preside at Committee meetings; in that person's absence, an alternate may be elected by the Committee.

28.
A majority of the members of a Committee constitutes a quorum.

29.
Each Committee shall meet at the call of its Chair at least once in the fiscal year, or as directed by resolution of the Board.

30.
Upon advising the Board Chair, a Committee may from time to time request the assistance of external advisors to research, investigate and report on matters within that Committee's Charter.

31.
The Corporate Secretary, or a person delegated by the Corporate Secretary, will be the secretary to a Committee. All minutes of the Committees will be forwarded by the Secretary to each member of the Board in a timely manner.

32.
The proceedings of Committees shall be conducted in accordance with the Bylaws of the Company and with the applicable Committee Charter.

33.
Each Committee Chair shall report or cause a report to be made to the Board at each Board meeting following a Committee meeting.

Standing Committees

34.
The Board has established the following standing Committees:

  Audit, Finance and Risk Committee
  Corporate Governance and Nominating Committee
  Environment, Health and Safety Committee
  Management Resources and Compensation Committee
  Pension Committee

52        PETRO-CANADA  Management Proxy Circular

PETRO-CANADA

SHAREHOLDER FEEDBACK

Petro-Canada maintains a comprehensive investor communications program. The Company's website, www.petro-canada.ca, contains a variety of corporate and investor information, including:

- Statistical Supplement
- Annual Information Form
- Quarterly Reports
- Management Proxy Circular
- Corporate Governance Practices (including the Company's Corporate Governance Handbook)
- Presentations and Webcasts
- Dividend History
- Petro-Canada's Code of Business Conduct
- Petro-Canada's Principles for Investment and Operations
- Report to the Community

The Company invites shareholder comments to:

Hugh L. Hooker, Corporate Secretary
Telephone: 403-296-7778 Fax: 403-296-4910
E-mail: hhooker@petro-canada.ca

Investor Inquiries
Telephone: 403-296-4040 Fax: 403-296-3061
E-mail: investor@petro-canada.ca

General Inquiries
Petro-Canada
P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3
Telephone: 403-296-8000 Fax: 403-296-3030
Website: www.petro-canada.ca

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